                                             Filed Pursuant to Section 424(b)(5)
                                             File No. 333-52933

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 1998
     PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 3, 1998

                                3,500,000 SHARES

                                 [TEREX LOGO]

                                  COMMON STOCK

                               ------------------

 The last reported sale price of the Common Stock, par value $.01 per share, which is listed on the New York Stock Exchange under the symbol "TEX", on
                   December 2, 1998, was $26 1/2 per share.

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE S-13.

   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
  PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES IS TRUTHFUL OR
     COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                       UNDERWRITING
                                                          PRICE TO     DISCOUNTS AND     PROCEEDS TO
                                                           PUBLIC      COMMISSIONS        COMPANY
                                                          --------     -------------     -----------
Per Share.............................................       $              $                $
Total (1).............................................    $              $                $

(1) Terex has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase a maximum of 525,000 additional shares of Common Stock to cover over-allotments of shares.

     Delivery of the shares of Common Stock will be made on or about
December   , 1998, against payment in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY

J.P. MORGAN & CO.                                     MORGAN STANLEY DEAN WITTER

                Prospectus Supplement dated             ,

                                 [TEREX LOGO]

  [FOLL0WING INFORMATION WAS PRINTED OVER MAP GRAPHICS IN PRINTED MATERIAL]

--------------------------------------------------------------------------------

WAVERLY, IA                                 WATERTOWN, SD
-----------                                 -------------
- Mobile cranes                             - Utility aerial devices
- Aeriel work platforms                     - Digger derricks
                                            - Parts distribution
CONWAY, SC
----------
- Mobile cranes                             MILWAUKEE, WI
                                            -------------
                                            - Aerial work platforms
TULSA, OK
---------
- High capacity surface mining trucks       OLATHE, KS
- Off-highway truck sales & distribution    ----------
- Parts for surface mining trucks           - Boom Trucks

                                            BATAVIA, IL
SOUTHAVEN, MS                               -----------
-------------                               - Off-highway trucks
- Parts of Waverly, IA products             - Parts distribution
- Parts for Conway, SC products
- Parts of Milwaukee, WI products           BARAGA, MI
- Parts for Olathe, KS products             ----------
- Parts for off-highway trucks              - Rough terrain telescopic forklifts

                                            WILMINGTON, NC
                                            --------------
                                            - Lattice boom cranes

--------------------------------------------------------------------------------

NOTHERWELL, SCOT                            BRESCIA, ITA
----------------                            ------------
- Off-highway trucks                        - Aerial work platforms
- Scrapers                                  - Parts distribution
- Parts distribution
                                            DORTMUND, GER
MONTCEAU-LES-MINES, FRA                     -------------
-----------------------                     - Large Hydraulic excavators
- Mobile cranes                             - Parts distribution
- Telescopic container stackers
- Parts distribution                        TRIER, GER
                                            ----------
CRESPELLANO, ITA                            - Tower cranes
----------------
- Mobile cranes                             PERUGIA, ITA
- Parts distribution                        ------------
                                            - Telescopic material handlers
CORK, IRL
---------                                   AMSTERDAM, HOLLAND
- Aerial work platforms                     ------------------
- Parts distribution                        - Aerial work platforms

--------------------------------------------------------------------------------

     P&H IS A REGISTERED TRADEMARK OF HARNISCHFEGER CORPORATION. SIMON IS A REGISTERED TRADEMARK OF SIMON ENGINEERING PLC. CELLA IS A TRADEMARK OF SERGIO CELLA. EFFER IS A TRADEMARK OF EFFER SPA. O&K IS A REGISTERED TRADEMARK OF O&K ORENSTEIN & KOPPEL AG. ALL OTHER TRADEMARKS AND THE TRADENAMES REFERRED TO IN THIS PROSPECTUS SUPPLEMENT ARE REGISTERED TRADEMARKS OF TEREX CORPORATION OR ITS SUBSIDIARIES.

[TEREX LOGO]

[PICTURES OF TEREX EARTHMOVING EQUIPMENT:
   TEREX 2566C (25 TON) ARTICULATED TRUCK
   LECTRA HAUL MT 4400 (260 TON) HIGH CAPACITY SURFACE MINING TRUCK
   O&K RH 400]

[TEREX LOGO]

[PICTURES OF TEREX LIFTING EQUIPMENT:
   TEREX 33100 (100 TON) RIGID TRUCK
   TEREX ROUGH TERRAIN MOBILE CRANE
   O&K RH 170
   STRAIGHT TELESCOPIC BOOM LIFT
   O&K RH 90C
   CONTAINER STACKER]

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                  PAGE
                                                  ----
FORWARD-LOOKING STATEMENTS.....................    S-4
PROSPECTUS SUPPLEMENT SUMMARY..................    S-5
RISK FACTORS...................................   S-13
     Debt of Terex.............................   S-13
     Restrictive Debt Covenants................   S-13
     Acquisition Strategy; Integration of New
       Businesses..............................   S-13
     Industry Cycles and Competition...........   S-14
     Tax Audit Issues..........................   S-14
     SEC Investigation.........................   S-14
     Ability to Use Net Operating Loss
       Carryovers..............................   S-14
     Reliance on Key Management................   S-15
     Foreign Currencies; International
       Operations..............................   S-15
     Environmental and Related Matters.........   S-15
     Restrictions on Dividends.................   S-16
THE COMPANY....................................   S-17
PRICE RANGE OF COMMON STOCK AND DIVIDEND
  POLICY.......................................   S-19
USE OF PROCEEDS................................   S-20
CAPITALIZATION.................................   S-21
SELECTED CONSOLIDATED FINANCIAL DATA...........   S-22
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS...................................   S-24
INDUSTRY OVERVIEW AND OUTLOOK FOR PRINCIPAL
  PRODUCTS.....................................   S-37
BUSINESS.......................................   S-40
DESCRIPTION OF COMMON STOCK....................   S-49
CERTAIN UNITED STATES TAX CONSEQUENCES TO
  NON-UNITED STATES HOLDERS....................   S-50
UNDERWRITING...................................   S-52
NOTICE TO CANADIAN RESIDENTS...................   S-54
LEGAL MATTERS..................................   S-55
EXPERTS........................................   S-55

                                   PROSPECTUS

                                                  PAGE
                                                  ----
AVAILABLE INFORMATION..........................      2
INCORPORATION OF DOCUMENTS BY REFERENCE........      2
THE COMPANY....................................      3
RATIOS OF EARNINGS TO FIXED CHARGES............      5
USE OF PROCEEDS................................      5
DESCRIPTION OF DEBT SECURITIES.................      5
DESCRIPTION OF PREFERRED STOCK.................     21
DESCRIPTION OF COMMON STOCK....................     27
DESCRIPTION OF WARRANTS........................     28
DESCRIPTION OF RIGHTS..........................     28
PLAN OF DISTRIBUTION...........................     29
ERISA MATTERS..................................     30
LEGAL OPINIONS.................................     30
EXPERTS........................................     30

                               ------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference contain and refer to forward-looking statements that involve risks and uncertainties. Generally, the words "may," "expects," "intends," "anticipates," "plans," "projects," "estimates" or similar words are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance. It is possible that actual events and results will differ materially as future events are difficult to predict. In addition, many of the risks, uncertainties and assumptions about Terex are beyond our control. Some of these risks, uncertainties and assumptions are:

     o construction and mining activity are affected by interest rates, government spending and general economic conditions;

     o our ability to successfully integrate new businesses may affect our future performance;

     o  changes in our key management personnel;

     o our businesses are in very competitive industries and may be affected by pricing, product and other actions taken by our competitors;

     o  changes in laws and regulations;

     o we manufacture and sell our products in many countries and we may be affected by changes in exchange rates between currencies, as well as international politics;

     o  our ability to timely manufacture and deliver our products to customers;

     o the ability of our suppliers to timely supply us with parts and components at competitive prices;

     o  continued use of net operating loss carryovers;

     o our ability to pay dividends may be limited by the terms of our existing debt agreements and state law;

     o we have a significant amount of debt and our debt agreements contain a number of restrictive covenants;

     o certain of our federal income tax returns are being audited by the Internal Revenue Service;

     o the Securities and Exchange Commission is investigating Terex and certain of its present and former officers and directors; and

     o  we are subject to various environmental laws and regulations.

     The forward-looking statements made or referred to in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference reflect our expectations and projections at the time the statement was made. We do not undertake any obligation to update publicly any forward-looking statement which may result from changes in events, conditions, circumstances or expectations on which we have based any forward-looking statement.

                         PROSPECTUS SUPPLEMENT SUMMARY

     This summary highlights information contained elsewhere in this Prospectus Supplement. This summary is not complete and may not contain all of the information that you should consider before investing in the Common Stock. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully, including the "Risk Factors" section and the financial statements and notes to those statements located in this Prospectus Supplement or in Terex's filings with the Securities and Exchange Commission. References in this Prospectus Supplement to "Terex" are generally meant to refer to Terex Corporation and its subsidiaries, unless indicated otherwise.

THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. Terex strives to manufacture high quality machines which are low cost, simple to use and easy to maintain. We operate in two business segments: Terex Lifting and Terex Earthmoving. Our products are manufactured at 20 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. We believe that Terex is benefitting from several industry trends. For example, Terex Lifting is benefitting from the growing importance of rental fleet operators, and Terex Earthmoving is benefitting from an increasing level of worldwide development of infrastructure.

     Terex has grown significantly in recent years both internally and through acquisitions.

     o From 1995 to 1997, net sales increased at a compound annual growth rate of approximately 30% from approximately $501 million to approximately $842 million.

     o From 1995 to 1997, operating income increased at a compound annual growth rate of approximately 136% from approximately $13 million to approximately $71 million.

     o For the nine months ended September 30, 1998, net sales were approximately $913 million, as compared to net sales of approximately $623 million for the nine months ended September 30, 1997. This represents an increase of approximately 47%.

     o For the nine months ended September 30, 1998, operating income was approximately $90 million, as compared to operating income of approximately $52 million for the nine months ended September 30, 1997. This represents an increase of approximately 74%.

     The principal executive offices of Terex are located at 500 Post Road East, Westport, Connecticut 06880 and our telephone number is (203) 222-7170.

  Terex Lifting

     Terex Lifting manufactures and sells telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes, lattice boom cranes, aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers and rough terrain lift trucks), truck mounted cranes (boom trucks) and related components and replacement parts. Construction and industrial customers, as well as utility companies, are the primary users of these products. Customers use these products to lift equipment, material or workers to various heights. Terex believes that it is the second largest manufacturer of rough terrain, truck and all terrain telescopic mobile cranes in the United States and the leading manufacturer in France and Italy.

  Terex Earthmoving

     Terex Earthmoving manufactures and sells articulated and rigid off-highway trucks, high capacity surface mining trucks, large hydraulic mining shovels, and related components and replacement parts. Construction, mining and government customers are the primary users of these products. Customers use hydraulic excavators to load coal, copper ore, iron ore, other mineral-bearing materials or rocks into trucks. Terex believes that it has the leading global market share for large hydraulic mining shovel models having machine weights in excess of 200 tons.

INDUSTRY OVERVIEW AND OUTLOOK FOR PRINCIPAL
PRODUCTS

  Terex Lifting

     We believe that Terex Lifting's markets will benefit from a number of industry trends:

     o The large number of telescopic mobile cranes produced in the late 1970s in North America are beginning to reach the end of their useful lives. We have seen an increase in industry demand for telescopic mobile cranes as users begin to replace their aging equipment.

     o Most of the primary markets in which Terex Lifting sells its telescopic mobile cranes are undergoing a strong and sustained period of construction activity and infrastructure development.

     o In North America, rental fleet operators purchase an estimated 85% of all new telescopic mobile cranes and an estimated 90% of all new aerial work platforms. We aim to take advantage of rental fleet operators' desire to maximize returns on product investment through our 'best value' strategy of providing high quality products which are low cost, simple to use and easy to maintain.

     o There is a trend in the utility industry to subcontract maintenance functions to private contractors in order to reduce costs. We expect that our sales of utility aerial devices will benefit from Terex's strong relationships with these private contractors and our ability to supply these products at a low cost.

  Terex Earthmoving

     We believe that Terex Earthmoving will benefit from the following trends in its primary markets:

     o The primary markets for Terex's articulated and rigid frame off-highway trucks are the worldwide large private construction project market and the public infrastructure development market. The primary customers for Terex Earthmoving's products are rental fleet operators and contractors and large construction companies. Terex's best value strategy for its off-highway trucks appeals to these customers because of their focus on availability, reliability and hauling efficiency at a low cost.

     o The worldwide surface mining market is Terex's largest market for its high capacity surface mining trucks and large hydraulic excavators. The advanced technology included in Terex's high capacity surface mining trucks and hydraulic mining shovels allows Terex to market cost efficient machines that are more reliable and productive than the machines offered by competing technologies.

     o Mining companies tend to extract material from smaller mines with shorter lives than had previously been the practice. Mine operators are also more selective in what they extract from mines. These changes favor Terex's hydraulic mining shovels which offer high maneuverability and greater operating time at a lower initial investment than comparably sized alternatives sold by competitors.

     o Mining companies often use mining products around the clock in intensive earthmoving operations. This use generates a profitable replacement parts and service business for Terex because customers require replacement parts and service in order to keep the mining products operating continuously. In addition, as Terex sells more original equipment, there is greater demand for replacement parts and service.

BUSINESS STRATEGY

     Under the direction of Ronald M. DeFeo, Terex's Chairman of the Board and Chief Executive Officer, and our new management team, we have implemented a series of interrelated strategic initiatives designed to improve manufacturing efficiency, offer our products at a lower cost than our competitors and increase market share. While these initiatives are designed to increase sales and earnings of current operations,

Terex also focuses on accelerating its growth through acquisitions.

     Increase Sales Through Best Value Strategy--We have focused our product lines on products which we can manufacture at lower cost than our competitors. We have eliminated unprofitable product lines and simplified our product designs. We have also increased the number of interchangeable parts between models. This strategy has enabled Terex to offer many of its products at prices that we believe are often 10% to 15% below those offered by our competitors with virtually the same usefulness and marketability as the competition's products. We believe that as a result we are able to offer our customers a more attractive return on their invested capital than our competitors. The key targets of this strategy are rental fleet operators, Terex Lifting's primary customers. Rental fleet operators are generally unable to charge a premium rental rate for equipment that has sophisticated, but nonessential features. Terex believes that by offering its customers a simplified product design at a lower price, it can increase sales and gain market share.

     Focus on Core Businesses--Over the past several years we have focused on growing and improving operations of our core lifting and earthmoving businesses. We have also expanded the size and scope of our core businesses both through acquisitions and through development of new products in order to increase our market share. Management believes that these initiatives have helped insulate Terex from potential cyclical changes in any one market. These initiatives have also expanded Terex's product lines within its core businesses, added new technology and improved Terex's distribution network.

     Grow through Acquisitions--During the past several years, we have invested approximately $420 million to strengthen our core lifting and earthmoving businesses through ten strategic acquisitions listed below:

                                                                                                  ACQUIRED
                                                 OPERATING                                      OR LICENSED
YEAR     ACQUISITION      PURCHASE PRICE          LOCATION                PRODUCTS              BRAND NAMES
-----   --------------    --------------   ----------------------  ----------------------  ----------------------
1995    PPM                $105 million    South Carolina,         Telescopic Mobile       P&H, PPM, BENDINI
                                           France, Italy           Cranes

1997    Simon Access       $90 million     Kansas, South Dakota,   Aerial Work Platforms,  SIMON, TELELECT, RO,
                                           Wisconsin, Ireland,     Utility Aerial          CELLA
                                           Italy                   Devices, Boom Trucks

1997    Baraga               (terms not    Michigan                Telescopic Rough        SQUARE SHOOTER
        Products             disclosed)                            Terrain Lift Trucks

1998    Payhauler            (terms not    Illinois                Heavy Duty Rigid        PAYHAULER
                             disclosed)                            Hauling Trucks

1998    O&K Mining         $168 million    Germany                 Large Hydraulic Mining  O&K
                                                                   Shovels

1998    Holland Lift       $ 4 million     The Netherlands         Scissor Lifts           HOLLAND LIFT

1998    American Crane     $18 million     North Carolina          Lattice Boom Cranes     AMERICAN

1998    Italmacchine         (terms not    Italy                   Telescopic Material     ITALMACCHINE
                             disclosed)                            Handlers

1998    Peiner HTS           (terms not    Germany                 Tower Cranes            PEINER
                             disclosed)

1998    Gru Comedil          (terms not    Italy                   Tower Cranes            COMEDIL
        (Pending)            disclosed)

     Terex expects that acquisitions will continue to be an important component of our growth strategy and is continually reviewing opportunities to make additional acquisitions. As with our previous acquisitions, Terex will continue to pursue strategic acquisitions which accomplish the following goals:

     o  complement Terex's core operations;

     o offer cost reduction opportunities as well as distribution and purchasing synergies; and

     o  provide product diversification.

     Reduce Costs and Improve Manufacturing Efficiency--Over the past few years, we have initiated several programs to reduce costs and improve manufacturing efficiency in order to increase profitability. As part of this strategy, we evaluate the cost of every aspect of our existing and acquired businesses. Typically we:

     o  combine manufacturing operations;

     o increase the efficiency of manufacturing processes by improving the flow of materials through the various stages of production;

     o  subcontract specific tasks to third parties;

     o  reduce fixed costs; and

     o emphasize those products that are the most profitable, including the replacement parts business.

     Some recent examples of our cost reduction initiatives include:

     o Terex acquired P.P.M. S.A. and certain of its subsidiaries and Legris Industries, Inc. in May 1995. Since the acquisition, we have reduced the total number of PPM employees from approximately 840 to approximately 590 at September 30, 1998 and reduced the number of employees not directly involved in the manufacture and sale of equipment from approximately 430 to approximately 220 at September 30, 1998. During that same period, sales at PPM increased. In addition, we reduced selling, general and administrative expenses as a percentage of total sales from approximately 21.0% in 1994 to approximately 7.1% for the nine months ended September 30, 1998.

     o Terex acquired certain of the former subsidiaries of Simon Engineering plc in April 1997. During the 90 days immediately following the acquisition, we reduced the total number of Simon employees by approximately 130, primarily those employees not directly involved in the manufacture and sale of equipment. In addition, we reduced selling, general and administrative expenses as a percentage of total sales from approximately 13.8% in 1996 to approximately 7.0% for the nine months ended September 30, 1998.

     o Terex acquired O&K Mining GmbH in March 1998. We have reduced the total number of O&K Mining employees by approximately 140. In addition, we estimate cost reduction initiatives have reduced annual operating expenses by over $8.5 million.

RECENT DEVELOPMENTS

  New Businesses Purchased

     Since April 1, 1998, Terex purchased or has agreed to purchase five companies. Each of these companies is or will be part of our Terex Lifting segment. As a result of these acquisitions, we believe that Terex now offers the most diversified line of lifting products in the world.

     o Holland Lift International B.V. is based near Amsterdam, The Netherlands and manufactures and sells scissor lifts under the brand name Holland Lift. This acquisition expands our product line and manufacturing capabilities in Europe, one of our fastest growing aerial work platform markets.

     o American Crane Corporation is based in Wilmington, North Carolina and manufactures and sells lattice boom cranes under the American Crane brand name. American Crane provides Terex with a product entry in a growing segment of the lifting business. American Crane's products also complement our existing product line and offers our customers an even broader choice of cranes.

     o Italmacchine SpA is based near Perugia, Italy and manufactures and sells telescopic material handlers under the Italmacchine brand name. Italmacchine provides us with an entry into the European telescopic material handler market, which is larger than the North American market for this product.

     o Peiner HTS is based in Trier, Germany and manufactures and sells tower cranes under the Peiner brand name. The manufacture and sale of tower cranes is a new product line for Terex. Peiner has strong distribution in Germany and Northern Europe.

     o Gru Comedil SpA is based in Fontanafredda, Italy and manufactures and sells tower cranes under the Comedil brand name. We expect to complete the acquisition of Comedil before the end of 1998. With the combination of the complementary product lines of Peiner and Comedil, we will be a significant participant in the tower crane industry.

     Earlier in 1998, Terex acquired Payhauler Corporation and O&K Mining GmbH, which are now part of our Terex Earthmoving segment.

  Coal India Order

     Terex recently announced that it was awarded a $157 million contract to supply Coal India with 160 Unit Rig Mark 30B series mining trucks and related parts sold by our Unit Rig division. We expect to deliver the trucks to six mines in India during 1999. We also expect that this order will increase our higher margin parts revenues each year during the next ten years. Coal India is the government agency for coal management in India. Coal India controls 450 mines and employs more than 650,000 people. We won this contract in an open bidding process which included all major mining and construction equipment manufacturers worldwide. Coal India is paying for the trucks with a portion of a $1 billion World Bank loan granted to India in 1997.

                                  THE OFFERING

Common Stock offered (a)............  3,500,000 shares

Common Stock to be outstanding after
  the offering (a)(b)...............  24,306,612 shares

Dividend policy.....................  We do not plan to pay cash dividends in the near term. We intend to retain all future earnings to repay indebtedness and to fund the development and growth of our business. Moreover, our debt instruments restrict the payment of cash dividends.

Use of proceeds.....................  Repayment of debt and other general corporate purposes.

New York Stock Exchange symbol......  TEX

Risk factors........................  For a discussion of certain risks you should consider before investing in the Common Stock, see "Risk Factors."

------------------

(a) Excludes 525,000 shares of Common Stock issuable upon exercise of the over-allotment option. The over-allotment option is described in "Underwriting."

(b) Excludes a total of 2,096,417 additional shares reserved for issuance upon the exercise of outstanding options, warrants and equity rights.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The following financial information should be read together with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus Supplement.

                                                                                          NINE MONTHS ENDED
                                                                                            SEPTEMBER 30,
                                                            YEAR ENDED DECEMBER 31,          (UNAUDITED)
                                                           --------------------------     ------------------
                                                            1995      1996      1997       1997       1998
                                                           ------    ------    ------     ------    --------
INCOME STATEMENT DATA:
Net sales................................................. $501.4    $678.5     $842.3     $622.6    $  912.8
Cost of goods sold........................................  431.0     609.3 (2)  702.7      519.8       748.7
                                                           ------    ------     -------    ------    --------
Gross profit..............................................   70.4      69.2 (2)  139.6      102.8       164.1
Engineering, selling and administrative
  expenses................................................   57.6      64.1 (3)   68.5       51.1        74.4
                                                           ------    ------     -------    ------    --------
Income from operations....................................   12.8       5.1 (4)   71.1       51.7        89.7
Interest income...........................................    0.7       1.2        0.9        0.8         1.5
Interest expense..........................................  (38.7)    (44.8)(5)  (39.4)     (30.3)      (33.6)
Amortization of debt issuance costs.......................   (2.3)     (2.6)      (2.6)      (2.1)       (1.5)
Gain on sale of stock of former subsidiary................    1.0        --        --         --          --
Other income (expense), net...............................   (5.6)     (1.1)       1.0        0.6        (0.5)
                                                           ------    ------     -------     ------    --------
Income (loss) from continuing operations before income
  taxes and extraordinary items...........................  (32.1)    (42.2)      31.0       20.7        55.6
Provision for income taxes................................     --     (12.1)(6)   (0.7)      (0.4)       (0.9)
                                                           ------    ------     -------     ------    --------
Income (loss) from continuing operations before
  extraordinary items.....................................  (32.1)    (54.3)      30.3       20.3        54.7
Income (loss) from discontinued operations................    4.4     102.0 (7)     --        --          --
                                                           ------    ------     -------     ------    --------
Income (loss) before extraordinary items..................  (27.7)     47.7       30.3       20.3        54.7
Extraordinary loss on retirement of debt..................   (7.5)       --      (14.8)(9)  (14.8)(9)   (38.3)(11)
                                                           ------    ------     -------     ------    --------
Net income (loss).........................................  (35.2)     47.7       15.5        5.5        16.4
Less preferred stock accretion............................   (7.3)    (22.9)(8)   (4.8)(10)  (1.2)       --
                                                           ------    ------     -------     ------    --------
Income (loss) applicable to common stock.................. $(42.5)   $ 24.8     $ 10.7      $ 4.3     $  16.4
                                                           ------    ------     -------     ------    --------
                                                           ------    ------     -------     ------    --------
Per common and common equivalent share(1):
Basic
  Income (loss) from continuing operations................ $(3.79)   $(6.54)    $  1.57     $ 1.28    $   2.64
  Income from discontinued operations.....................   0.42      8.64        --         --          --
                                                           ------    ------     -------     ------    --------
  Income (loss) before extraordinary items................  (3.37)     2.10        1.57       1.28        2.64
  Extraordinary loss on retirement of debt................  (0.72)       --       (0.91)     (0.99)      (1.85)
                                                           ------    ------     -------     ------    --------
  Net income (loss)....................................... $(4.09)   $ 2.10     $  0.66     $ 0.29    $   0.79
                                                           ------    ------     -------     ------    --------
                                                           ------    ------     -------     ------    --------
Diluted
  Income (loss) from continuing operations................ $(3.79)   $(5.81)    $  1.44     $ 1.16    $   2.44
  Income from discontinued operations.....................   0.42      7.67        --         --          --
                                                           ------    ------     -------     ------    --------
  Income (loss) before extraordinary items................  (3.37)     1.86        1.44       1.16        2.44
  Extraordinary loss on retirement of debt................  (0.72)       --       (0.84)     (0.90)      (1.71)
                                                           ------    ------     -------     ------    --------
  Net income (loss)....................................... $(4.09)   $ 1.86     $  0.60     $ 0.26    $   0.73
                                                           ------    ------     -------     ------    --------
                                                           ------    ------     -------     ------    --------
Average Number of Common and Common Equivalent Shares
  Outstanding in Per Share Calculation (in millions)
Basic.....................................................   10.4      11.8      16.2        14.9        20.7
Diluted...................................................   10.4      13.3      17.7        16.4        22.4
                                                           ------    ------     ------      ------    --------
                                                           ------    ------     ------      ------    --------

                                                                                         NINE MONTHS ENDED
                                                                                           SEPTEMBER 30,
                                                            YEAR ENDED DECEMBER 31,         (UNAUDITED)
                                                           --------------------------    ------------------
                                                            1995      1996      1997      1997       1998
                                                           ------    ------    ------    ------    --------
SEGMENT DATA:
Net sales
  Terex Lifting........................................... $252.3    $363.9    $548.0    $393.1    $  560.9
  Terex Earthmoving.......................................  250.3     314.9     288.4     225.0       347.4
  General/Corporate/Eliminations..........................   (1.2)     (0.3)      5.9       4.5         4.5
                                                           ------    ------    ------    ------    --------
  Total................................................... $501.4    $678.5    $842.3    $622.6    $  912.8
                                                           ------    ------    ------    ------    --------
                                                           ------    ------    ------    ------    --------
Income from operations
  Terex Lifting........................................... $  7.2    $  4.8 (12) $ 47.2  $ 33.5    $   60.4
  Terex Earthmoving.......................................   13.0       5.6 (13)   24.7    18.8        31.0
  General/Corporate/Eliminations..........................   (7.4)     (5.3)(14)   (0.8)   (0.6)       (1.7)
                                                           ------    ------    ------    ------    --------
  Total................................................... $ 12.8    $  5.1 (14) $ 71.1  $ 51.7    $   89.7
                                                           ------    ------    ------    ------    --------
                                                           ------    ------    ------    ------    --------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital........................................... $115.7    $195.2    $190.4    $172.2    $  400.2
Total assets..............................................  478.9     471.2     588.5     570.6     1,070.8
Total debt................................................  329.9     281.3     300.1     293.1       613.7
Stockholders' equity (deficit)............................  (96.9)    (71.7)     59.6      33.2        81.1

------------------
 (1) Effective with the fourth quarter of 1997, Terex implemented SFAS No. 128 which establishes new standards for calculating and presenting earnings per share data and requires the disclosure of basic and diluted amounts. Earnings per share amounts for all prior periods have been restated.

 (2) The cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.

 (3) Engineering, selling and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, engineering, selling and administrative expenses would have been $61.3 million.

 (4) Includes the effect of the nonrecurring charges set forth in (1) and (2) above. Excluding these charges, income from operations would have been $35.1 million.

 (5) On November 27, 1996, Terex sold its former subsidiary Clark Material Handling Company and certain affiliated companies (the "Clark Material Handling Segment"). As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31, 1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. We did not allocate interest expense to discontinued operations. This allocation, although permitted, would not necessarily have reflected the use of proceeds from the sale of the Clark Material Handling Segment and the effect on interest expense of our continuing operations. As a result, loss from our continuing operations includes most of Terex's interest expense, and income from our discontinued operations does not include any material interest expense.

 (6) This charge primarily reflects the use of acquired net operating losses by P.P.M. S.A.

 (7) Represents income from operations of $17.5 million of the Clark Material Handling Segment, and the gain on its sale of $84.5 million.

 (8) Includes:

   o annual accretion on Terex's Series A Cumulative Redeemable Convertible Preferred Stock of $7.7 million, which was irrevocably called for redemption in December 1996;

   o annual accretion on Terex's Series B Cumulative Redeemable Convertible Preferred Stock of $0.1 million, which was converted in December 1997 into 87,300 shares of our Common Stock;

   o annual accretion of redeemable preferred stock of one of our subsidiaries of $0.6 million, which was exchanged in December 1997 for 705,969 shares of our Common Stock; and

   o a $14.5 million nonrecurring charge as a result of the redemption of Terex's Series A Cumulative Redeemable Convertible Preferred Stock.

 (9) Represents the effect of:

   o the 9.46% redemption premium and the pro rata write-off of debt origination costs and original issue discount on the redemption of a portion of our then existing senior secured notes; and

   o the early termination fee and the write-off of debt origination costs on the termination of our then existing domestic credit facility in April 1997.

 (10) Includes a $3.2 million nonrecurring charge as a result of the redemption of the redeemable preferred stock of one of our subsidiaries.

 (11) Represents the effect of:

   o the premium and the write-off of debt origination fees and original issue discount on the purchase of all of our then outstanding senior secured notes; and

   o the fees and expenses and the write-off of debt origination costs on the early termination of certain of our then existing credit facilities.

 (12) Includes nonrecurring charges of $18.3 million. The nonrecurring charges primarily represent the write-down of goodwill and fixed assets at Terex Lifting's Conway operations. Excluding these items, income from operations at Terex Lifting would have been $23.1 million.

 (13) Includes nonrecurring charges of $10.4 million. The nonrecurring charges primarily represent the write-down of fixed assets used at Unit Rig due to the outsourcing of certain manufacturing work to third parties. Excluding these items, income from operations at Terex Earthmoving would have been $16.0 million.

 (14) Includes nonrecurring charges of $1.2 million. Excluding these charges, General/Corporate/Eliminations would have been $4.1 million.

                                  RISK FACTORS

     Investing in shares of Common Stock can be risky. Before you invest in shares of our Common Stock, you should carefully consider the following factors and other information contained or incorporated in this Prospectus Supplement or the accompanying Prospectus.

DEBT OF TEREX

     As of September 30, 1998, Terex had total debt of approximately
$614 million, which represented approximately 88% of our total capitalization. Terex will use a portion of the funds received from this offering to repay some of our debt. After we repay this debt with funds from this offering, on a pro forma basis as of September 30, 1998, Terex's total debt would have been approximately $554 million, which would have represented approximately 77% of our total capitalization.

     There are several important consequences of having debt, including the following:

     o a substantial portion of our cash from operating activities will be dedicated to payment of principal and interest on our debt;

     o competitive pressures and adverse economic conditions are more likely to have a negative effect on our business; and

     o our ability to make acquisitions and to take advantage of significant business opportunities may be negatively affected.

     Terex's ability to pay the required interest and principal payments on our debt depends on the future performance of our business. The performance of our business is subject to general economic conditions and other financial and business factors. Many of these factors are beyond our control. If Terex does not have enough cash flow in the future to pay the required interest or principal payments on our debt, we may be required to refinance all or a part of our debt or borrow additional amounts. Terex does not know if refinancing our debt will be possible at that time or if we will be able to find someone who will lend us more money.

     In addition, because part of Terex's debt bears interest at floating rates, an increase in interest rates could adversely affect our ability to make the required interest and principal payments on our debt. Terex has entered into agreements covering part of our floating rate debt which place a cap on the applicable interest rates.

RESTRICTIVE DEBT COVENANTS

     Terex's existing debt agreements contain a number of significant covenants. These covenants limit our ability to, among other things, borrow additional money, make capital expenditures, pay dividends, dispose of assets and acquire new businesses. These covenants also require us to meet certain financial tests. Changes in economic or business conditions, results of operations or other factors could cause us to default under our existing debt agreements. If we are unable to comply with these covenants, there would be a default under our existing debt agreements. A default, if not waived by our lenders, could result in acceleration of Terex's debt and possibly bankruptcy.

ACQUISITION STRATEGY; INTEGRATION OF NEW BUSINESSES

     Terex expects to continue its strategy of identifying and acquiring businesses with complementary products and services which we believe will enhance our operations and profitability. Terex may pay for future acquisitions from internally generated funds, bank borrowings, public offerings, private sales of stock or bonds, or some combination of these methods. However, we cannot give any assurance that Terex will be able to continue to find suitable businesses to purchase or that Terex will be able to raise the money necessary to complete future acquisitions. In addition, we cannot guarantee that we will be able to successfully integrate any business we purchase into our existing business or that any acquired businesses will be profitable. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. If Terex is unable to complete the integration of new businesses in a timely manner, it could have a materially adverse effect on our results of operations and financial condition.

INDUSTRY CYCLES AND COMPETITION

     The demand for our products depends upon the general economic conditions of the markets in which we compete. Downward economic cycles result in reductions in sales of our products, which may reduce Terex's profits. We have taken a number of steps to reduce our fixed costs of operations to decrease the negative impact of these cycles.

     Terex competes in a highly competitive industry. To compete successfully, our products must excel in terms of quality, price, product line, ease of use, safety and comfort, and we must also provide excellent customer service. The greater financial resources of certain of our competitors may put Terex at a competitive disadvantage.

TAX AUDIT ISSUES

     Terex's federal income tax returns for the years 1987 through 1989 are currently being audited by the Internal Revenue Service ("IRS"). In December 1994, we received an examination report from the IRS proposing a large tax deficiency. The examination report raised many issues. Among these issues are substantiation for certain tax deductions and whether we were able to use certain net operating loss carryovers ("NOLs") to offset taxable income. In April 1995, Terex filed an administrative appeal to the examination report. The IRS is currently reviewing information we provided to it. The final outcome of this audit is subject to the resolution of complicated legal and factual issues. Given the number and complexity of the legal and administrative proceedings involved, this audit could continue for several more years.

     If the IRS prevails on all the issues raised, the amount of the tax we would have to pay would be approximately $56.0 million plus penalties of approximately $12.8 million and interest through September 30, 1998 of approximately $107.6 million. The penalties claimed by the IRS are between 20% and 25% of the amount of the tax deficiency assessed against us. Interest on the amount of tax deficiency and penalties assessed against us is currently accruing at a rate of 10% per annum. The annual rate of interest has varied since 1987 from 7% to 12%.

     If Terex is required to pay a significant portion of the tax deficiency claimed by the IRS, we may not have or be able to obtain the money necessary to pay the tax deficiency. If this were to occur, we may not be able to continue in business. Terex believes, however, that we are able to provide adequate documentation for a large part of the tax deductions the IRS has disallowed. We also believe that there is substantial support for our past and future use of the NOLs questioned by the IRS. Based on the advice of our consultants and tax advisors, we believe that Terex will prevail on the NOL issue and many of the other issues. As a result, we do not believe that the outcome of the audit will have a material adverse effect on our financial condition or results of operations. However, we may lose or have to use some of our NOLs as a result of the audit. In addition, there is also a possibility that we will have to pay some amount of tax, penalties and interest to the IRS to resolve this matter. The final outcome of the audit cannot be determined or estimated at this time. Accordingly, Terex does not have any additional reserves for money which might be due as a result of the audit because the loss ranges from zero to $56 million plus interest and penalties.

SEC INVESTIGATION

     In March 1994, the Securities and Exchange Commission began a private investigation of Terex and certain of its present and former officers and directors. The purpose of the investigation was to determine whether any of these parties had violated federal securities laws. To date, this investigation has focused primarily on the accounting treatment and the reporting (in filings with the SEC) of various transactions which took place in the late 1980s and the early 1990s. We are cooperating with the SEC in its investigation.

     The SEC has advised us that it may bring an administrative proceeding against Terex and certain of its present and former officers and directors. We understand that if the SEC brings such proceedings, the SEC would seek an order requiring Terex to cease and desist violating the federal securities laws but would not impose monetary penalties on Terex. Such an order would be based on claims relating to the accounting treatment and the reporting in Terex's financial statements for the years ended December 31, 1990 and 1991, and its Proxy Statement for the 1992 fiscal year.

     It is not possible at this time for us to determine the outcome of this investigation.

ABILITY TO USE NET OPERATING LOSS CARRYOVERS

     As of September 30, 1998, Terex had federal NOLs of approximately
$290.5 million. Currently there is no limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in any three-year period.

     If an ownership change occurs, our ability to use NOLs to reduce income taxes is limited to an annual amount based on the fair market value of Terex immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. The long-term tax-exempt interest rate is published monthly by the IRS. As of the date of this Prospectus Supplement, the rate is approximately 5.02%. The 15-year period to use NOLs is not affected by the ownership change limitations. Our use of new NOLs arising after the date of an ownership change would not be affected.

     It is impossible for Terex to ensure that an ownership change will not occur in the future. We do not have the ability to restrict the purchase or sale of our capital stock so as to prevent an ownership change. At any time, the actions of one or more persons or groups under certain circumstances could by themselves cause an ownership change and result in a limitation on our ability to use NOLs. However, Terex has entered into an agreement with Mr. Randolph W. Lenz which limits his ability to purchase and sell shares of our capital stock. Mr. Lenz is our former Chairman of the Board and an owner of approximately 8.8% of our Common Stock after this offering. Nevertheless, Terex cannot prevent an ownership change from occurring. In addition, we may decide in the future that it is necessary or in our interest to take certain actions which result in an ownership change. If an ownership change occurs, our future after-tax earnings per share and cash flow will be reduced.

RELIANCE ON KEY MANAGEMENT

     The success of Terex's business is dependent upon the management and leadership skills of Ronald M. DeFeo, Chairman of the Board, President and Chief Executive Officer. Mr. DeFeo is not bound by an employment agreement with Terex. The loss of Mr. DeFeo could have a significant, negative impact upon Terex.

FOREIGN CURRENCIES; INTERNATIONAL OPERATIONS

     Terex's products are sold in over 50 countries around the world. Thus, our revenues are generated in foreign currencies, including the British Pound Sterling, French Franc, Deutsche Mark, Italian Lira, Dutch Gilder and Australian Dollar, while costs incurred to generate those revenues are only partly incurred in the same currencies. Since Terex's financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, an impact on Terex's earnings. To date, this impact has not been material on the earnings of Terex. To reduce this currency exchange risk, Terex may buy protecting or offsetting positions (known as "hedges") in certain currencies to reduce the risk of an adverse currency exchange movement. Terex has not engaged in any speculative or profit motivated hedging activities. Although Terex partially hedges its revenues and costs, currency fluctuations will impact Terex's financial performance in the future.

     Terex's international operations are also subject to a number of potential risks. Such risks include, among others, currency exchange controls, labor unrest, regional economic uncertainty, political instability, restrictions on the transfer of funds into or out of a country, export duties and quotas, domestic and foreign customs and tariffs, current and changing regulatory environments, difficulty in obtaining distribution support and potentially adverse tax consequences. These factors may have an adverse effect on Terex or its international operations in the future.

ENVIRONMENTAL AND RELATED MATTERS

     Terex generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, Terex is subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances.

     Compliance with these laws and regulations has, and will continue to require, Terex to make expenditures. Terex does not expect that these expenditures will have a material adverse effect on its business or profitability.

RESTRICTIONS ON DIVIDENDS

     Terex's ability to pay dividends on its Common Stock is limited under the terms of Terex's existing debt agreements. In addition, Delaware law generally restricts Terex from paying dividends in circumstances where the payment would make our liabilities exceed our assets or where the payment would make us unable to pay our debts as they become due.

     Terex does not plan on paying dividends on its Common Stock in the near term. Instead, we intend to retain any earnings to repay indebtedness and to fund the development and growth of our business. Any future payments of cash dividends will depend on our financial condition, capital requirements and earnings, as well as other factors that the Board of Directors may consider.

                                  THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. Terex strives to manufacture high quality machines which are low cost, simple to use and easy to maintain. Terex's principal products include telescopic mobile cranes, tower cranes, lattice boom cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted mobile cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks, large hydraulic mining shovels and related components and replacement parts. Terex's products are manufactured at 20 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets.

     Terex's operations began in 1983 with the purchase of Northwest Engineering Company, Terex's original business and name. Since 1983, we have expanded and changed Terex's business through a series of acquisitions and dispositions. In 1988, Northwest Engineering Company merged into a subsidiary acquired in 1986 named Terex Corporation, with Terex Corporation as the surviving entity. As a result of the completion of the PPM Acquisition (as defined below) in May 1995, Terex's operations were divided into three principal segments: Material Handling, Heavy Equipment and Mobile Cranes. On November 27, 1996, Terex completed the sale of its worldwide material handling segment, which was originally acquired in July 1992. Currently Terex operates in two business segments: Terex Lifting and Terex Earthmoving.

TEREX LIFTING

     Terex Lifting manufactures and sells telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), tower cranes, lattice boom cranes, aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers, scrap handlers and telescopic rough terrain boom forklifts), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers and utility companies. Terex Lifting is comprised of a number of divisions and subsidiaries.

     Terex Lifting was established as a separate business segment as a result of the acquisition (the "PPM Acquisition") in May 1995 of substantially all of the shares of P.P.M. S.A. and certain of its subsidiaries, including P.P.M. SpA, Brimont Agraire S.A., a specialized trailer manufacturer in France, PPM Krane GmbH, a sales organization in Germany, and Baulift Baumaschinen Und Krane Handels GmbH, a parts distributor in Germany (collectively, "PPM Europe"), from Potain S.A., and all of the capital stock of Legris Industries, Inc., which owned 92.4% of the capital stock of PPM Cranes, Inc. ("Terex Lifting--Conway Operations;" PPM Europe and Terex Lifting--Conway Operations are collectively referred to herein as "PPM") from Legris Industries, S.A. Concurrently with the completion of the PPM Acquisition, Terex contributed the assets (subject to liabilities) of its Koehring Cranes and Excavators and Mark Industries division to Terex Cranes, Inc., a wholly-owned subsidiary of Terex. The former division now operates as Koehring Cranes, Inc., a wholly-owned subsidiary of Terex Cranes, Inc.

     During 1997, Terex completed two acquisitions to augment its Terex Lifting segment. On April 7, 1997, Terex completed the acquisition of substantially all of the capital stock of certain of the former subsidiaries of Simon Engineering plc (the "Simon Access Companies") for $90 million (subject to adjustment under certain circumstances). The Simon Access Companies consist principally of business units in the United States and Europe engaged in the manufacture, sale and worldwide distribution of access equipment designed to position people and materials to work at heights. The Simon Access Companies' products include utility aerial devices, aerial work platforms and truck mounted cranes (boom trucks) which are sold to customers in the industrial and construction markets, as well as utility companies. Specifically, Terex acquired 100% of the outstanding common stock of (i) Simon Telelect, Inc. (now named Terex-Telelect, Inc.), a Delaware corporation, (ii) Simon Aerials, Inc. (now named Terex Aerials, Inc.), a Wisconsin corporation and parent company of Terex-RO Corporation ("Terex RO"), (iii) Sim-Tech Management Limited, a private limited company incorporated under the laws of Hong Kong, (iv) Simon Cella, S.r.1., a company incorporated under the laws of Italy, and (v) Simon Aerials Limited (now named Terex Aerials Limited), a company incorporated under the laws of Ireland; and 60% of the outstanding common stock of Simon-Tomen Engineering Company Limited, a limited liability stock company organized under the laws of Japan. On
April 14, 1997, Terex completed the acquisition of all of the capital stock of Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. (together, the "Square Shooter Business"), which manufacture the Square Shooter, a rough terrain telescopic lift truck designed to lift materials to heights where they are used in construction.

     During 1998, Terex completed four additional acquisitions and has contracted to make one additional acquisition to augment its Terex Lifting segment. On May 4, 1998, Terex purchased all of the outstanding shares of Holland Lift International B.V. ("Holland Lift") for a purchase price of approximately $4.35 million. Holland Lift, which is headquartered just outside Amsterdam, The Netherlands, manufactures and sells self-propelled scissor lifts (commonly referred to as aerial work platforms). On August 4, 1998, Terex purchased all of the outstanding shares of American Crane Corporation ("American Crane") for a purchase price of $18 million. American Crane, which is based in Wilmington, North Carolina, manufactures and sells lattice boom cranes. On November 3, 1998, Terex purchased all of the outstanding shares of Italmacchine, SpA ("Italmacchine"). Italmacchine, which is based near Perugia, Italy, manufactures and sells telescopic material handlers. On November 13, 1998, Terex purchased from Noell Service und Maschinentechnik GmbH the assets of its division, Peiner HTS ("Peiner"). Peiner, which is based in Trier, Germany, manufactures and sells tower cranes. In addition, on November 5, 1998, Terex entered into an agreement to purchase all of the outstanding shares of Gru Comedil SpA ("Comedil"). Comedil, based in Fontanafredda, Italy, manufactures and sells tower cranes. Terex expects to complete the acquisition of Comedil before the end of 1998.

TEREX EARTHMOVING

     Terex Earthmoving currently manufactures and sells articulated and rigid off-highway trucks and high capacity surface mining trucks, and related components and replacement parts. These products are used primarily by construction, mining and government customers. On January 5, 1998, Terex also acquired Payhauler Corp. ("Payhauler"), which manufactures and markets 30 and 50 ton all wheel drive rigid frame trucks designed to move material in more severe operating conditions than a standard rear wheel drive rigid frame truck. On March 31, 1998, Terex purchased all of the outstanding shares of O&K Mining GmbH from Orenstein & Koppel AG for net aggregate consideration of approximately
$168 million, subject to certain post-closing adjustments. O&K Mining is engaged in the manufacture, sale and worldwide distribution of heavy duty hydraulic excavators primarily used to load coal, copper ore, iron ore, other mineral-bearing materials or rocks into trucks. These products are used by mining equipment contractors, mining and quarrying companies and large construction companies involved in infrastructure projects worldwide. Terex Earthmoving is comprised of Terex Equipment Limited ("TEL"), located in Motherwell, Scotland, Unit Rig ("Unit Rig"), located in Tulsa, Oklahoma, Payhauler, located in Batavia, Illinois, and O&K Mining, located in Dortmund, Germany.

                          PRICE RANGE OF COMMON STOCK
                              AND DIVIDEND POLICY

     Our Common Stock is listed on the New York Stock Exchange under the symbol "TEX." The following table sets forth for the quarters indicated, the high and low sales prices of our Common Stock as reported on the NYSE Composite Tape.

                                                                                   PRICE RANGE
                                                                                -----------------
                                                                                LOW          HIGH
                                                                                ---          ----
1996
First Quarter ended March 31, 1996...........................................   $4 1/8       $  7 1/8
Second Quarter ended June 30, 1996...........................................   $6 3/8       $  9 1/4
Third Quarter ended September 30, 1996.......................................   $6 1/2       $  9 3/8
Fourth Quarter ended December 31, 1996.......................................   $6 5/8       $ 10 1/8

1997
First Quarter ended March 31, 1997...........................................   $9 1/2       $ 13 1/2
Second Quarter ended June 30, 1997...........................................   $13 1/8      $ 19 1/2
Third Quarter ended September 30, 1997.......................................   $18 7/8      $ 23 5/8
Fourth Quarter ended December 31, 1997.......................................   $19 7/16     $ 25 1/2

1998
First Quarter ended March 31, 1998...........................................   $20 1/8      $ 27 3/16
Second Quarter ended June 30, 1998...........................................   $27 3/16     $ 31 5/16
Third Quarter ended September 30, 1998.......................................   $14 3/8      $ 29 9/16
Fourth Quarter (through December 2, 1998)....................................   $14          $ 28 7/16

     The last reported sale of our Common Stock on the NYSE Composite Tape on December 2, 1998 was $26 1/2 per share. As of November 30, 1998, there were approximately 641 record holders of our Common Stock.

     No dividends were declared or paid in 1996, 1997 or 1998. Certain of Terex's debt agreements contain restrictions as to the payment of cash dividends. In addition, payment of dividends is limited by Delaware law. Terex intends generally to retain any earnings to repay indebtedness and to fund the development and growth of its business. Terex does not plan on paying dividends on the Common Stock in the near term. Any future payments of cash dividends will depend on the financial condition, capital requirements and earnings of Terex, as well as other factors that the Board of Directors may consider.

                                USE OF PROCEEDS

     Assuming an offering price of $26 1/2 per share of Common Stock, the net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $88 million (or approximately $101 million if the underwriters' over-allotment option is exercised in full). Such proceeds will be used by Terex as follows:

     o first, to repay in full the outstanding indebtedness under Terex's revolving credit facility (approximately $56 million);

     o second, to prepay the scheduled principal payments due during calendar year 1999 under Terex's Term Loan A and Term Loan B (approximately
       $23 million); and

     o third, the balance will be used for general corporate purposes which may include acquisitions.

     Amounts due under Terex's revolving credit facility currently bear interest at an all-in drawn cost of approximately 5.5% per annum. The revolving credit facility will terminate in March 2004. We have used amounts that we borrowed under our revolving credit facility for working capital and general corporate purposes. Terex has also used borrowings under our revolving credit facility to fund a portion of the purchase price for some of our recent acquisitions. We may reborrow the amounts that we repay under the revolving credit facility.

     The outstanding principal amount of the Term Loan A currently bears interest at an all-in drawn cost of approximately 6.2% per annum. The outstanding principal amount of the Term Loan B currently bears interest at an all-in drawn cost of approximately 7.8% per annum. The Term Loan A is due in March 2004, and the Term Loan B is due in March 2005. We used the proceeds of the Term Loan A and the Term Loan B to redeem a portion of Terex's then outstanding senior secured notes, to repay outstanding indebtedness and related fees and expenses under Terex's then existing credit facilities and to fund a portion of the purchase price for O&K Mining GmbH.

     Interest periods on certain outstanding indebtedness under Terex's bank credit facility that we intend to repay as described above expire at various intervals not exceeding ninety days from the date of the completion of this offering. We intend to repay such indebtedness on or prior to the expiration of the applicable interest periods. Pending application of the net proceeds from this offering, Terex will invest net proceeds from the offering in interest bearing accounts and short-term, interest bearing securities.

                                 CAPITALIZATION

     The following table shows the consolidated capitalization of Terex as of September 30, 1998, and as adjusted at that date for this offering. This table should be read together with the historical consolidated financial statements and related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                          AS OF SEPTEMBER 30, 1998
                                                                                            (DOLLARS IN MILLIONS)
                                                                                        -----------------------------
                                                                                        HISTORICAL
                                                                                          TEREX           AS ADJUSTED
                                                                                        --------------    -----------
Cash and cash equivalents............................................................       $ 38.8          $  66.7
                                                                                            ------          -------
                                                                                            ------          -------
Notes payable and current portion of long-term debt..................................       $ 36.9          $  21.4
Long-term debt, less current portion.................................................        576.8            532.1
Minority interest, including redeemable preferred stock of a subsidiary..............          0.6              0.6
Stockholders' equity:
  Warrants to purchase common stock..................................................          0.8              0.8
  Equity rights......................................................................          3.1              3.1
  Common stock, $0.01 par value--authorized 150 million shares; 20.8 million shares
     issued and outstanding; 24.3 million shares issued and outstanding pro forma....          0.2              0.2
  Additional paid-in capital.........................................................        178.9            267.0
  Accumulated deficit................................................................        (99.0)           (99.0)
  Pension liability adjustment.......................................................         (1.8)            (1.8)
  Cumulative translation adjustment..................................................         (1.1)            (1.1)
                                                                                            ------          -------
       Total stockholders' equity....................................................         81.1            169.2
                                                                                            ------          -------
       Total capitalization..........................................................       $695.4          $ 723.3
                                                                                            ------          -------
                                                                                            ------          -------

                      SELECTED CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

     The selected historical consolidated financial data of Terex shown below as of and for the five years ended December 31, 1997 have been derived from the audited historical consolidated financial statements of the Company and the related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The selected historical consolidated financial data as of and for the nine month periods ended September 30, 1997 and 1998 have been derived from the unaudited interim financial statements of Terex and the related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Operating results for interim periods will not always indicate results for the entire fiscal year. The following data should be read together with the historical financial statements of Terex and the related notes incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                                                                         NINE
                                                                                                                        MONTHS
                                                                                                                         ENDED
                                                                                   YEAR ENDED                         SEPTEMBER 30,
                                                                                  DECEMBER 31,                        (UNAUDITED)
                                                              ----------------------------------------------------      -------
                                                               1993       1994       1995       1996        1997         1997
                                                              -------    -------    -------    -------     -------      -------
INCOME STATEMENT DATA:
  Net sales................................................   $ 274.7    $ 314.1    $ 501.4    $ 678.5     $ 842.3      $ 622.6
  Cost of goods sold.......................................     242.2      266.0      431.0      609.3 (2)   702.7        519.8
                                                              -------    -------    -------    -------     -------      -------
  Gross profit.............................................      32.5       48.1       70.4       69.2 (2)   139.6        102.8
  Engineering, selling and administrative expenses.........      40.7       37.7       57.6       64.1 (3)    68.5         51.1
                                                              -------    -------    -------    -------     -------      -------
  Income (loss) from operations............................      (8.2)      10.4       12.8        5.1 (4)    71.1         51.7
  Interest income..........................................       0.9        0.5        0.7        1.2         0.9          0.8
  Interest expense.........................................     (30.0)     (28.3)     (38.7)     (44.8)(5)   (39.4)       (30.3)
  Amortization of debt issuance costs......................      (3.4)      (2.3)      (2.3)      (2.6)       (2.6)        (2.1)
  Gain on sale of stock of former subsidiary...............       3.0       26.0        1.0         --          --           --
  Other income (expense), net..............................      (3.0)      (1.4)      (5.6)      (1.1)        1.0          0.6
                                                              -------    -------    -------    -------     -------      -------
  Income (loss) from continuing operations before income
    taxes and extraordinary items..........................     (40.7)       4.9      (32.1)     (42.2)       31.0         20.7
  Provision for income taxes...............................        --         --         --      (12.1)(6)    (0.7)        (0.4)
                                                              -------    -------    -------    -------     -------      -------
  Income (loss) from continuing operations before
    extraordinary items....................................     (40.7)       4.9      (32.1)     (54.3)       30.3         20.3
  Income (loss) from discontinued operations...............     (24.3)      (3.7)       4.4      102.0 (7)      --           --
                                                              -------    -------    -------    -------     -------      -------
  Income (loss) before extraordinary items.................     (65.0)       1.2      (27.7)      47.7        30.3         20.3
  Extraordinary loss on retirement of debt.................      (1.5)      (0.7)      (7.5)        --       (14.8)(9)    (14.8)(9)
                                                              -------    -------    -------    -------     -------      -------
  Net income (loss)........................................     (66.5)       0.5      (35.2)      47.7        15.5          5.5
  Less preferred stock accretion...........................      (0.2)      (6.0)      (7.3)     (22.9)(8)    (4.8)(10)    (1.2)
                                                              -------    -------    -------    -------     -------      -------
  Income (loss) applicable to common stock.................   $ (66.7)   $  (5.5)   $ (42.5)   $  24.8     $  10.7      $   4.3
                                                              -------    -------    -------    -------     -------      -------
                                                              -------    -------    -------    -------     -------      -------
  Per common and common equivalent share(1):
  Basic
    Income (loss) from continuing operations...............   $ (4.11)   $ (0.10)   $ (3.79)   $ (6.54)    $  1.57      $  1.28
    Income (loss) from discontinued operations.............     (2.44)     (0.36)      0.42       8.64          --           --
                                                              -------    -------    -------    -------     -------      -------
    Income (loss) before extraordinary items...............     (6.55)     (0.46)     (3.37)      2.10        1.57         1.28
    Extraordinary loss on retirement of debt...............     (0.15)     (0.07)     (0.72)        --       (0.91)       (0.99)
                                                              -------    -------    -------    -------     -------      -------
    Net income (loss)......................................   $ (6.70)   $ (0.53)   $ (4.09)   $  2.10     $  0.66      $  0.29
                                                              -------    -------    -------    -------     -------      -------
                                                              -------    -------    -------    -------     -------      -------
  Diluted
    Income (loss) from continuing operations...............   $ (4.11)   $ (0.10)   $ (3.79)   $ (5.81)    $  1.44      $  1.16
    Income (loss) from discontinued operations.............     (2.44)     (0.36)      0.42       7.67          --           --
                                                              -------    -------    -------    -------     -------      -------
    Income (loss) before extraordinary items...............     (6.55)     (0.46)     (3.37)      1.86        1.44         1.16
    Extraordinary loss on retirement of debt...............     (0.15)     (0.07)     (0.72)        --       (0.84)       (0.90)
                                                              -------    -------    -------    -------     -------      -------
    Net income (loss)......................................   $ (6.70)   $ (0.53)   $ (4.09)   $  1.86     $  0.60      $  0.26
                                                              -------    -------    -------    -------     -------      -------
                                                              -------    -------    -------    -------     -------      -------
  Average Number of Common and Common Equivalent Shares
    Outstanding in Per Share Calculation (in millions)
  Basic....................................................      10.0       10.3       10.4       11.8        16.2         14.9
  Diluted..................................................      10.0       10.3       10.4       13.3        17.7         16.4
                                                              -------    -------    -------    -------     -------      -------
                                                              -------    -------    -------    -------     -------      -------

                                                              NINE
                                                             MONTHS
                                                              ENDED
                                                          SEPTEMBER 30,
                                                           (UNAUDITED)
                                                          -------------
                                                              1998
                                                          -------------
INCOME STATEMENT DATA:
  Net sales..............................................    $ 912.8
  Cost of goods sold.....................................      748.7
                                                             -------
  Gross profit...........................................      164.1
  Engineering, selling and administrative expenses.......       74.4
                                                             -------
  Income (loss) from operations..........................       89.7
  Interest income........................................        1.5
  Interest expense.......................................      (33.6)
  Amortization of debt issuance costs....................       (1.5)
  Gain on sale of stock of former subsidiary.............         --
  Other income (expense), net............................       (0.5)
                                                             -------
  Income (loss) from continuing operations before income
    taxes and extraordinary items........................       55.6
  Provision for income taxes.............................       (0.9)
                                                             -------
  Income (loss) from continuing operations before
    extraordinary items..................................       54.7
  Income (loss) from discontinued operations.............         --
                                                             -------
  Income (loss) before extraordinary items...............       54.7
  Extraordinary loss on retirement of debt...............      (38.3)(11)
                                                             -------
  Net income (loss)......................................       16.4
  Less preferred stock accretion.........................         --
                                                             -------
  Income (loss) applicable to common stock...............    $  16.4
                                                             -------
                                                             -------
  Per common and common equivalent share(1):
  Basic
    Income (loss) from continuing operations.............    $  2.64
    Income (loss) from discontinued operations...........         --
                                                             -------
    Income (loss) before extraordinary items.............       2.64
    Extraordinary loss on retirement of debt.............      (1.85)
                                                             -------
    Net income (loss)....................................    $  0.79
                                                             -------
                                                             -------
  Diluted
    Income (loss) from continuing operations.............    $  2.44
    Income (loss) from discontinued operations...........         --
                                                             -------
    Income (loss) before extraordinary items.............       2.44
    Extraordinary loss on retirement of debt.............      (1.71)
                                                             -------
    Net income (loss)....................................    $  0.73
                                                             -------
                                                             -------
  Average Number of Common and Common Equivalent Shares
    Outstanding in Per Share Calculation (in millions)
  Basic..................................................       20.7
  Diluted................................................       22.4
                                                             -------
                                                             -------

                                      S-22


                                                                                                                         NINE
                                                                                                                        MONTHS
                                                                                                                         ENDED
                                                                                   YEAR ENDED                         SEPTEMBER 30,
                                                                                  DECEMBER 31,                        (UNAUDITED)
                                                              ----------------------------------------------------      -------
                                                               1993       1994       1995       1996        1997         1997
                                                              -------    -------    -------    -------     -------      -------
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital..........................................   $  69.5    $  56.5    $ 115.7    $ 195.2     $ 190.4      $ 172.2
  Total assets.............................................     390.7      401.6      478.9      471.2       588.5        570.6
  Total debt...............................................     218.0      190.9      329.9      281.3       300.1        293.1
  Stockholders' equity (deficit)...........................     (62.3)     (55.7)     (96.9)     (71.7)       59.6         33.2

                                                              NINE
                                                             MONTHS
                                                              ENDED
                                                          SEPTEMBER 30,
                                                           (UNAUDITED)
                                                          -------------
                                                              1998
                                                          -------------
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital........................................    $ 400.2
  Total assets...........................................    1,070.8
  Total debt.............................................      613.7
  Stockholders' equity (deficit).........................       81.1

------------------
 (1) Effective with the fourth quarter of 1997, Terex implemented SFAS No. 128 which establishes new standards for calculating and presenting earnings per share data and requires the disclosure of basic and diluted amounts. Earnings per share amounts for all prior periods have been restated.

 (2) Cost of goods sold includes $27.1 million in nonrecurring charges. Excluding these charges, gross profit would have been $96.3 million or 14.2% of net sales.

 (3) Engineering, selling and administrative expenses includes $2.8 million in nonrecurring charges. Excluding these charges, engineering, selling and administrative expenses would have been $61.3 million.

 (4) Includes the effect of the nonrecurring charges set forth in (2) and (3) above. Excluding these charges, income from operations would have been $35.1 million.

 (5) On November 27, 1996, Terex sold its former subsidiary Clark Material Handling Company and certain affiliated companies (the "Clark Material Handling Segment"). As a result, the Clark Material Handling Segment was accounted for as a discontinued operation for the year ended December 31, 1996. Generally accepted accounting principles permit, but do not require, the allocation of interest expense between continuing operations and discontinued operations. We did not allocate interest expense to discontinued operations. This allocation, although permitted, would not necessarily have reflected the use of proceeds from the sale of the Clark Material Handling Segment and the effect on interest expense of our continuing operations. As a result, loss from our continuing operations includes most of Terex's interest expense, and income from our discontinued operations does not include any material interest expense.

 (6) This charge primarily reflects the utilization of acquired net operating losses by P.P.M. S.A.

 (7) Represents income from operations of $17.5 million of the Clark Material Handling Segment, and the gain on its sale of $84.5 million.

 (8) Includes:
    o annual accretion on Terex's Series A Cumulative Redeemable Convertible Preferred Stock of $7.7 million, which was irrevocably called for redemption in December 1996;
    o annual accretion on Terex's Series B Cumulative Redeemable Convertible Preferred Stock of $0.1 million, which was converted in December 1997 into 87,300 shares of our Common Stock;
    o annual accretion of redeemable preferred stock of one of our subsidiaries of $0.6 million, which was exchanged in December 1997 for 705,969 shares of our Common Stock; and
    o a $14.5 million nonrecurring charge as a result of the redemption of Terex's Series A Cumulative Redeemable Convertible Preferred Stock.

 (9) Represents the effect of:
    o the 9.46% redemption premium and the pro rata write-off of debt origination costs and original issue discount on the redemption of a portion of our then existing senior secured notes; and
    o the early termination fee and the write-off of debt origination costs on the termination of the then existing domestic credit facility in April 1997.

(10) Includes a $3.2 million nonrecurring charge as a result of the redemption of the redeemable preferred stock of one of our subsidiaries.

(11) Represents the effect of:
    o the premium and the write-off of debt origination fees and original issue discount on the purchase of all of our then outstanding senior secured notes; and
    o the fees and expenses and the write-off of debt origination costs on the early termination of certain of our then existing credit facilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Terex currently operates in two industry segments: Terex Lifting and Terex Earthmoving.

Nine Months Ended September 30, 1998 Compared With the Nine Months Ended September 30, 1997

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, and income from operations, by segment, for the nine months ended September 30, 1998 and 1997.

                                                             NINE MONTHS ENDED
                                                               SEPTEMBER 30,
                                                   --------------------------------------    INCREASE
                                                       1998                 1997             (DECREASE)
                                                   -----------------    -----------------    ----------
                                                                  (DOLLARS IN MILLIONS)
NET SALES
  Terex Lifting.................................        $ 560.9              $ 393.1           $167.8
  Terex Earthmoving.............................          347.4                225.0            122.4
  General/Corporate/Eliminations................            4.5                  4.5               --
                                                        -------              -------           ------
     Total......................................        $ 912.8              $ 622.6           $290.2
                                                        -------              -------           ------
                                                        -------              -------           ------
GROSS PROFIT
  Terex Lifting.................................        $  93.5              $  63.4           $ 30.1
  Terex Earthmoving.............................           69.8                 37.8             32.0
  General/Corporate/Eliminations................            0.8                  1.6             (0.8)
                                                        -------              -------           ------
     Total......................................        $ 164.1              $ 102.8           $ 61.3
                                                        -------              -------           ------
                                                        -------              -------           ------
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Lifting.................................        $  33.1              $  29.9           $  3.2
  Terex Earthmoving.............................           38.8                 19.0             19.8
  General/Corporate/Eliminations................            2.5                  2.2              0.3
                                                        -------              -------           ------
     Total......................................        $  74.4              $  51.1           $ 23.3
                                                        -------              -------           ------
                                                        -------              -------           ------
INCOME FROM OPERATIONS
  Terex Lifting.................................        $  60.4              $  33.5           $ 26.9
  Terex Earthmoving.............................           31.0                 18.8             12.2
  General/Corporate/Eliminations................           (1.7)                (0.6)            (1.1)
                                                        -------              -------           ------
     Total......................................        $  89.7              $  51.7           $ 38.0
                                                        -------              -------           ------
                                                        -------              -------           ------

  Net Sales

     Sales increased $290.2 million, or approximately 47%, to $912.8 million for the nine months ended September 30, 1998 over the comparable 1997 period. Internally-generated growth represented approximately $100 million of this increase while acquired companies contributed approximately $190 million.

     Terex Lifting's sales were $560.9 million for the nine months ended September 30, 1998, an increase of $167.8 million from $393.1 million for the nine months ended September 30, 1997. This reflected approximately $65 million of growth from businesses acquired in 1998 and 1997 and approximately $100 million from internal growth, primarily from the Terex Cranes-Waverly Operations and in Europe in both cranes and aerial devices. The sales mix was approximately 11% parts for the nine months ended September 30, 1998 compared to approximately 14% parts for the comparable 1997 period. The decrease in parts sales as a percentage of total sales was principally due to higher machine sales.

     Terex Earthmoving's sales increased $122.4 million to $347.4 million for the nine months ended September 30, 1998 from $225.0 million for the nine months ended September 30, 1997. The increase in sales was primarily due to the results of the businesses acquired in 1998. The sales mix was approximately 30% parts for the nine months ended September 30, 1998 compared to 31% parts for the comparable 1997 period.

     Net sales for corporate in the nine months ended September 30, 1998 and 1997 are service revenues of $4.5 million generated by Terex's parts distribution center for services provided to a third party.

  Gross Profit

     Gross profit for the nine months ended September 30, 1998 increased
$61.3 million, or 60%, to $164.1 million as compared to $102.8 million for the nine months ended September 30, 1997. The gross profit increased at both Terex Lifting and Terex Earthmoving.

     Terex Lifting's gross profit increased $30.1 million to $93.5 million for the nine months ended September 30, 1998, compared to $63.4 million for the nine months ended September 30, 1997. The increase was due to the increase in sales, and to an increase in gross margin percentage. The gross margin percentage at Terex Lifting was 16.7% for the nine months ended September 30, 1998 versus 16.1% for the comparable 1997 period, primarily due to increased manufacturing efficiencies.

     Terex Earthmoving's gross profit increased $32.0 million to $69.8 million for the nine months ended September 30, 1998 compared to $37.8 million for the nine months ended September 30, 1997. The increase in gross profit was primarily due to the increased sales during the nine months ended September 30, 1998 and to an increase in gross profit percentage, principally from the results of the acquired businesses in 1998. The gross margin percentage at Terex Earthmoving was 20.1% for the nine months ended September 30, 1998 as compared to 16.8% for the nine months ended September 30, 1997.

  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses increased to $74.4 million for the nine months ended September 30, 1998 from $51.1 million for the nine months ended September 30, 1997, reflecting the effect of the businesses acquired in 1997 and 1998.

     Terex Lifting's engineering, selling and administrative expenses as a percentage of sales decreased to 5.9% for the nine months ended September 30, 1998 as compared to 7.6% for the comparable 1997 period. The engineering, selling and administrative expenses increased to $33.1 million for the nine months ended September 30, 1998 from $29.9 million for the nine months ended September 30, 1997, due to the effect of the businesses acquired in 1997 and 1998, which were partially offset by cost savings initiatives implemented at businesses acquired in 1997 as well as increased efficiency at the existing facilities.

     Terex Earthmoving's engineering, selling and administrative expenses increased $19.8 million to $38.8 million for the nine months ended
September 30, 1998, as compared to $19.0 million for the same period in 1997. Engineering, selling and administrative expenses as a percentage of sales increased to 11.2% for the nine months ended September 30, 1998, from 8.4% for the comparable 1997 period. The increase both in dollars and as a percent of sales relates primarily to the acquisitions of O&K Mining and Payhauler in 1998.

  Income from Operations

     On a consolidated basis, Terex had operating income of $89.7 million, or 9.8% of sales, for the nine months ended September 30, 1998, compared to operating income of $51.7 million, or 8.3% of sales, for the nine months ended September 30, 1997, for the reasons mentioned above.

     Terex Lifting's income from operations of $60.4 million for the nine months ended September 30, 1998 increased by $26.9 million over the nine months ended September 30, 1997, primarily due to increased revenues, the effect of cost control initiatives implemented at the businesses acquired in 1997, and continued strong performance by PPM Europe and Terex Cranes--Waverly Operations.

     Terex Earthmoving's income from operations increased by $12.2 million to $31.0 million for the nine months ended September 30, 1998 from $18.8 million for the nine months ended September 30, 1997, primarily due to the 1998 acquisitions of O&K Mining and Payhauler.

  Other Income (Expense)

     During the nine months ended September 30, 1998, the Company's interest expense increased slightly to $33.6 million from $30.3 million for the comparable 1997 period. This increase was primarily due to higher debt levels, related to the March 31, 1998 acquisition of O&K Mining, in the nine months ended September 30, 1998 versus the comparable period in 1997. Although debt levels increased during the nine months ended September 30, 1998 as compared to the nine months ended September 30, 1997, the average interest rate on the debt declined due to the redemption of Terex's then outstanding senior secured notes and the refinancing of Terex's then existing bank credit facilities.

     Other income (expense) for the nine months ended September 30, 1998 was primarily amortization of debt issue costs.

  Extraordinary Items

     Terex recorded a charge of $38.3 million in the nine months ended September 30, 1998 to recognize a loss on the early extinguishment of debt in connection with the redemption of its then outstanding senior secured notes and the refinancing of Terex's then existing bank credit facilities.

     During the nine months ended September 30, 1997, Terex recorded a charge of $12.2 million to recognize a loss on the early extinguishment of debt in connection with the redemption of $83.3 million principal amount of its then outstanding senior secured notes and also recorded a charge of $2.6 million to recognize a loss on the early extinguishment of debt in connection with the refinancing of its then existing working capital facility.

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations, and income
(loss) from discontinued operations, by segment, for 1997 and 1996. The 1996 amounts include $30.0 million in special charges comprised of $18.3 million at Terex Lifting ($16.8 million gross profit; $1.6 million engineering, selling and administrative expenses), $10.4 million at Terex Earthmoving (gross profit), and $1.2 million General/Corporate (engineering, selling and administrative expenses).

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                      ----------------    INCREASE
                                                                                       1997      1996     (DECREASE)
                                                                                      ------    ------    ----------
                                                                                          (DOLLARS IN MILLIONS)
NET SALES
  Terex Lifting....................................................................   $548.0    $363.9     $  184.1
  Terex Earthmoving................................................................    288.4     314.9        (26.5)
  General/Corporate/Eliminations...................................................      5.9      (0.3)         6.2
                                                                                      ------    ------     --------
     Total.........................................................................   $842.3    $678.5     $  163.8
                                                                                      ------    ------     --------
                                                                                      ------    ------     --------
GROSS PROFIT
  Terex Lifting....................................................................   $ 87.2    $ 38.1     $   49.1
  Terex Earthmoving................................................................     50.7      31.3         19.4
  General/Corporate/Eliminations...................................................      1.7      (0.2)         1.9
                                                                                      ------    ------     --------
     Total.........................................................................   $139.6    $ 69.2     $   70.4
                                                                                      ------    ------     --------
                                                                                      ------    ------     --------
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Lifting....................................................................   $ 40.0    $ 33.3     $    6.7
  Terex Earthmoving................................................................     26.0      25.7          0.3
  General/Corporate................................................................      2.5       5.1         (2.6)
                                                                                      ------    ------     --------
     Total.........................................................................   $ 68.5    $ 64.1     $    4.4
                                                                                      ------    ------     --------
                                                                                      ------    ------     --------
INCOME (LOSS) FROM OPERATIONS
Terex Lifting......................................................................   $ 47.2    $  4.8     $   42.4
  Terex Earthmoving................................................................     24.7       5.6         19.1
  General/Corporate................................................................     (0.8)     (5.3)         4.5
                                                                                      ------    ------     --------
     Total.........................................................................   $ 71.1    $  5.1     $   66.0
                                                                                      ------    ------     --------
                                                                                      ------    ------     --------

INCOME FROM DISCONTINUED OPERATIONS................................................   $   --    $102.0     $ (102.0)
                                                                                      ------    ------     --------
                                                                                      ------    ------     --------

  Net Sales

     Sales increased $163.8 million, or approximately 24.1%, to $842.3 million in 1997 from $678.5 million in 1996, primarily reflecting the acquisitions of the Simon Access Companies and the Square Shooter Business in the second quarter of 1997.

     Terex Lifting's sales were $548.0 million for 1997, an increase of $184.1 million, or 50.6%, from $363.9 million in 1996 which did not include the results of the Simon Access Companies and the Square Shooter Business. Machine sales increased $168.7 million to $460.5 million in 1997. This increase in sales was due primarily to the inclusion of the Simon Access Companies and the Square Shooter Business since their acquisition in April 1997. The increase in Terex Lifting's sales in 1997 as compared to 1996 was also attributable to an increase of $22.7 million in sales at Terex--Waverly Operations as compared to 1996. Parts sales increased $8.6 million to $72.9 million in 1997. Terex Lifting's bookings were $613.3 million for 1997, compared to $356.1 million for 1996, an increase of $257.2 million.

     Terex Earthmoving's sales decreased $26.5 million in 1997 to $288.4 million. This decline in sales resulted from a decrease in sales of Unit Rig machines which was partially offset by sales increases in the other Terex Earthmoving businesses. Machine sales at Terex Earthmoving in 1997 decreased $22.2 million to $189.0 million from $211.2 million in 1996 of which approximately $33 million was attributable to a decrease in Unit Rig's machine sales partially offset by increased sales in Terex products primarily in North America. Sales of parts at Terex Earthmoving in 1997 increased $2.2 million to $96.2 million as compared to $94.0 million in 1996. The sales mix was approximately 33% parts in 1997 compared to approximately 29% parts in 1996. Terex Earthmoving's bookings for 1997 were $268.0 million, a decrease of $9.9 million, or 3.6%, from 1996. Backlog decreased to $30.3 million at December 31, 1997 from $53.4 million in 1996 primarily as a result of the decrease in machine sales at Unit Rig.

  Gross Profit

     Gross profit for 1997 increased $70.4 million to $139.6 million. The increase in the gross profit was due to the addition of the Simon Access Companies and the Square Shooter Business, general improvements at most operations and the effect of $27.1 million of non-recurring charges in 1996. The 1996 charges included a $16.8 million write down of goodwill and other long lived assets at Terex Lifting and $10.4 million of non-recurring charges recorded at Terex Earthmoving, primarily Unit Rig, in the fourth quarter of 1996. Gross profit as a percentage of net sales for 1997 increased to 16.6% as compared to 10.2% for 1996 as a result of the effect of the non-recurring charges in 1996. Excluding these $27.1 million charges in 1996, gross profit as a percentage of sales in 1997 increased to 16.6% from 14.2% in 1996.

     Terex Lifting's gross profit increased $49.1 million to $87.2 million for 1997, compared to $38.1 million for 1996, reflecting the acquisitions of the Simon Access Companies and the Square Shooter Business. The gross profit percentage increased to 15.9% in 1997 as compared to 10.5% in 1996. Excluding the effect of the acquisitions of the Simon Access Companies and the Square Shooter Business and the 1996 impairment charge, Terex Lifting's gross profit in 1997 increased $3.6 million as compared to 1996.

     Terex Earthmoving's gross profit increased $19.4 million to $50.7 million in 1997 compared to $31.3 million for 1996. Excluding the $10.4 million non-recurring charges in 1996 noted above, Terex Earthmoving's gross profit increased $9.0 million in 1997 as compared to 1996. Excluding the 1996 non-recurring charges, the gross profit percentage in 1997 increased to 17.6% from 13.2% in 1996 due to an increase in the proportion of higher margin parts sales as compared to machine sales, an increase in the gross margin for the Terex product line, primarily due to cost reduction initiatives, and a decrease in the percentage of Terex Earthmoving's sales in 1997 comprised of the lower margin Unit Rig machines.

  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include Terex's research and development expenses) increased to $68.5 million in 1997 from $64.1 million for 1996, reflecting the effects of the acquisition of the Simon Access Companies and the Square Shooter Business. However, engineering, selling and administrative expenses as a percentage of net sales decreased to 8.1% for 1997 from 9.4% for 1996. Terex

Earthmoving's engineering, selling and administrative expenses increased
$0.3 million to $26.0 million for 1997 due to increased selling efforts. Terex Lifting's engineering, selling and administrative expenses increased to $40.0 million for 1997 from $33.3 million for 1996, reflecting the acquisition of the Simon Access Companies and the Square Shooter Business. Excluding the effect of the acquired companies, Terex Lifting's engineering, selling and administrative expenses fell by almost 22% year over year. Unallocated corporate engineering, selling and administrative expenses decreased to $2.5 million in 1997 as compared to $5.1 million in 1996. See "Business--Research and Development" for a discussion of Terex's engineering expenses.

  Income (Loss) from Operations

     Terex Lifting's income from operations of $47.2 million for 1997 increased by $42.4 million over 1996, primarily due to the inclusion of the Simon Access Companies and the Square Shooter Business ($14.3 million), the 1996 impairment charges, improved results at the European operations and continued strong performance by Terex Lifting--Waverly Operations.

     Terex Earthmoving's income from operations increased by $19.1 million to $24.7 million for 1997 from $5.6 million in 1996, primarily due to improved profits at Unit Rig, higher gross margin percentages and the 1996 non-recurring charges mentioned above under "Gross Profit."

     On a consolidated basis, Terex had operating income of $71.1 million for 1997, compared to operating income of $5.1 million for 1996, for the reasons mentioned above.

  Interest Expense

     Net interest expense decreased to $38.5 million for 1997 from $43.6 million in 1996 as a result of lower average debt levels and interest rates in 1997. A portion of the decrease was due to the $139.5 million of cash provided from the sale of Terex's Clark Material Handling Segment in November 1996, which allowed Terex to eliminate borrowings under its revolving credit facility prior to the acquisition of the Simon Access Companies on April 7, 1997. Furthermore, the proceeds from an issuance of Terex's Common Stock in July 1997 were used to reduce the average balance borrowed under the then existing revolving credit facility. In addition, on September 4, 1997, Terex redeemed $83.3 million principal amount of its then outstanding senior secured notes.

  Other Income (Expense)

     Terex realized gains in 1996 of $3.3 million from the sale of excess property principally in Scotland and Italy. During 1996, Terex recorded a provision for income taxes of $12.1 million; in 1997, Terex recorded
$0.7 million provision for income taxes. The 1996 provision for income taxes primarily relates to $11.3 million of tax expense recognized at PPM Europe in connection with its recapitalization which required Terex to utilize a net operating loss carryforward. The additional $0.8 million provision relates to taxes due on the sale of property in Europe.

  Income (Loss) from Discontinued Operations

     Income from discontinued operations in Terex's Clark Material Handling Segment was $102.0 million for 1996. The income was primarily due to the gain realized on the sale of the Clark Material Handling Segment of $84.5 million. Gross profit for 1996 (through the date of the sale of the Clark Material Handling Segment) was $46.0 million.

  Extraordinary Items

     Terex recorded a charge of $2.6 million in 1997 to recognize a loss on the early extinguishment of debt in connection with its debt refinancing in April 1997. Additionally, Terex recorded a charge of $12.2 million to recognize a loss on the early extinguishment of debt in connection with the September 1997 redemption of $83.3 million of its then outstanding senior secured notes.

Year Ended December 31, 1996 Compared With Year Ended December 31, 1995

     The table below is a comparison of net sales, gross profit, engineering, selling and administrative expenses, income (loss) from operations, and income
(loss) from discontinued operations, by segment, for 1996 and 1995. The 1996 amounts include $30.0 million in special charges comprised of $18.3 million at Terex Lifting ($16.8 million gross profit; $1.6 million engineering, selling and administrative expenses), $10.4 million at Terex Earthmoving (gross profit), and $1.2 million General/Corporate (engineering, selling and administrative expenses).

                                                                                         YEAR ENDED
                                                                                        DECEMBER 31,
                                                                                      ----------------    INCREASE
                                                                                       1996      1995     (DECREASE)
                                                                                      ------    ------    ----------
                                                                                          (DOLLARS IN MILLIONS)
NET SALES
  Terex Lifting....................................................................   $363.9    $252.3      $111.6
  Terex Earthmoving................................................................    314.9     250.3        64.6
  Eliminations.....................................................................     (0.3)     (1.2)        0.9
                                                                                      ------    ------      ------
     Total.........................................................................   $678.5    $501.4      $177.1
                                                                                      ------    ------      ------
                                                                                      ------    ------      ------
GROSS PROFIT
  Terex Lifting....................................................................   $ 38.1    $ 35.2      $  2.9
  Terex Earthmoving................................................................     31.3      35.9        (4.6)
  Eliminations.....................................................................     (0.2)     (0.7)        0.5
                                                                                      ------    ------      ------
     Total.........................................................................   $ 69.2    $ 70.4      $ (1.2)
                                                                                      ------    ------      ------
                                                                                      ------    ------      ------
ENGINEERING, SELLING AND ADMINISTRATIVE EXPENSES
  Terex Lifting....................................................................   $ 33.3    $ 28.0      $  5.3
  Terex Earthmoving................................................................     25.7      22.9         2.8
  General/Corporate................................................................      5.1       6.7        (1.6)
                                                                                      ------    ------      ------
     Total.........................................................................   $ 64.1    $ 57.6      $  6.5
                                                                                      ------    ------      ------
                                                                                      ------    ------      ------
INCOME (LOSS) FROM OPERATIONS
  Terex Lifting....................................................................   $  4.8    $  7.2      $ (2.4)
  Terex Earthmoving................................................................      5.6      13.0        (7.4)
  General/Corporate................................................................     (5.3)     (7.4)        2.1
                                                                                      ------    ------      ------
     Total.........................................................................   $  5.1    $ 12.8      $ (7.7)
                                                                                      ------    ------      ------
                                                                                      ------    ------      ------

INCOME FROM DISCONTINUED OPERATIONS................................................   $102.0    $  4.4      $ 97.6
                                                                                      ------    ------      ------
                                                                                      ------    ------      ------

  Net Sales

     Sales increased $177.1 million, or approximately 35.3%, to $678.5 million in 1996 from $501.4 million in 1995, reflecting the PPM Acquisition in the second quarter of 1995.

     Terex Lifting's sales were $363.9 million for 1996, an increase of $111.6 million, or 44.2%, from $252.3 million in 1995 which did not include PPM prior to the PPM Acquisition. Machine sales increased $94.9 million to $291.8 million in 1996. This increase in sales was due primarily to the inclusion of PPM Europe and Terex Lifting--Conway Operations for all of 1996, as compared to 1995 when the results of these operations were not included prior to May 9, 1995. The increase in Terex Lifting's sales in 1996 as compared to 1995 was also attributable to an increase of $34.3 million in sales at Terex--Waverly Operations as compared to 1995 and, to a lesser extent, to growth in sales at PPM Europe and Terex Lifting--Conway Operations during such period. Parts sales increased $11.4 million to $64.3 million in 1996. Terex Lifting's bookings were $356.1 million for 1996, compared to $236.7 million for 1995, an increase of $119.4 million.

     Terex Earthmoving's sales increased $64.6 million in 1996 to $314.9 million. Machine sales increased 36.2% primarily due to increased presence in the Asian market and the United States rental market, and parts sales increased 8.5% in 1996. The sales mix was approximately 29% parts in 1996 compared to 34.6% parts in 1995. Terex Earthmoving's bookings for 1996 were $277.9 million, a decrease of $3.0 million, or 1.1%, from 1995. Backlog decreased to $53.4 million at December 31, 1996 from $88.8 million in 1995 as a result of a large order which was placed late in 1995. However, the average backlog increased slightly to $68.1 million for 1996 as compared to $57.0 million for 1995.

  Gross Profit

     Gross profit for 1996 decreased $1.2 million to $69.2 million. The decline in the gross profit was primarily due to the $16.8 million write down of goodwill and other long lived assets at Terex Lifting and $10.4 million of non-recurring charges recorded at Terex Earthmoving in the fourth quarter of 1996. These charges substantially offset the increased gross profit from increased net sales during 1996 as compared to 1995. Gross profit as a percentage of net sales for 1996 decreased to 10.2% as compared to 14.0% for 1995 as a result of the non-recurring charges. However, excluding these $27.1 million charges in 1996, gross profit as a percentage of sales increased to 14.2% and increased from $70.4 million to $96.3 million.

     Terex Lifting's gross profit increased $2.9 million to $38.1 million for 1996, compared to $35.2 million for 1995, reflecting the PPM Acquisition, the effect of cost reduction actions put in place at PPM Europe and Terex Lifting-- Conway Operations, and improved performance at Terex Lifting--Waverly Operations. These improvements were substantially offset by an impairment charge which resulted from a detailed analysis of future cash flows from operations primarily at Terex Lifting--Conway Operations facility. Excluding the impairment charge, Terex Lifting's gross profit in 1996 increased $19.7 million as compared to 1995 and the gross profit percentage increased to 15.1% as compared to 14.0% in 1995.

     Terex Earthmoving's gross profit decreased $4.6 million to $31.3 million in 1996 compared to $35.9 million for 1995. Excluding the $10.4 million non-recurring charges noted above, Terex Earthmoving's gross profit increased $5.8 million in 1996 as compared to 1995. The $10.4 million non-recurring charges are comprised mainly of $8.6 million at Unit Rig for the reduction in value of the Unit Rig Tulsa facility due to changes in production methods, and $1.9 million of goodwill associated with TEL's acquisition of its UK distributor, Terex (UK) Limited, which was written off and recorded as an impairment charge in 1996. Exclusive of these non-recurring charges, the gross profit percentage in 1996 decreased to 13.2% from 14.3% in 1995 due to an increase in the proportion of machine sales as compared to parts sales. Parts sales have higher margins than machine sales.

  Engineering, Selling and Administrative Expenses

     Engineering, selling and administrative expenses (which include Terex's research and development expenses) increased to $64.1 million in 1996 from $57.6 million for 1995, reflecting the effects of the PPM Acquisition. However, engineering, selling and administrative expenses as a percentage of net sales decreased to 9.4% for 1996 from 11.5% for 1995. Terex Earthmoving's engineering, selling and administrative expenses increased to $25.7 million for 1996 from $22.9 million for 1995 primarily due to costs associated with a new parts sales office and a new U.K. dealership. Terex Lifting's engineering, selling and administrative expenses increased to $33.3 million for 1996 from $28.0 million for 1995, reflecting the PPM Acquisition and non-recurring charges of $1.6 million. See "Business--Research and Development" for a discussion of Terex's engineering expenses.

  Income (Loss) from Operations

     Terex Lifting's income from operations of $4.8 million for 1996 decreased by $2.4 million over 1995, primarily due to the impairment charges at the Terex Lifting--Conway Operations facility, which were offset somewhat by the increased net sales and the effect of cost control initiatives implemented at all PPM operations since they were acquired by Terex, and continued strong performance by Terex Lifting--Waverly Operations.

     Terex Earthmoving's income from operations decreased by $7.4 million to $5.6 million for 1996 from $13.0 million in 1995, primarily due to the non-recurring charges mentioned above under "Gross Profit." Excluding these charges, income from operations increased to $16.0 million.

     On a consolidated basis, Terex had operating income of $5.1 million for 1996, compared to operating income of $12.8 million for 1995, for the reasons mentioned above.

  Interest Expense

     Net interest expense increased to $43.6 million for 1996 from $38.0 million in 1995 as a result of incremental borrowings associated with the PPM Acquisition.

  Other Income (Expense)

     Terex realized gains in 1996 of $3.3 million from the sale of excess property principally in Scotland and Italy. During 1996, Terex recorded a provision for income taxes of $12.1 million; in 1995, Terex recorded no provision for income taxes. The 1996 provision for income taxes primarily relates to $11.3 million of tax expense recognized at PPM Europe in connection with its recapitalization which required Terex to utilize a net operating loss carryforward. The additional $0.8 million provision relates to taxes due on the sale of property in Europe.

     In 1995, Terex had a gain of $1.0 million from the sale of stock of a former subsidiary and recorded a charge of $0.5 million to recognize the impairment in value of certain properties held for sale.

  Income (Loss) from Discontinued Operations

     Income from discontinued operations in Terex's Clark Material Handling Segment increased $97.6 million to $102.0 million for 1996 as compared to $4.4 million in 1995. The increased income was primarily due to the gain of $84.5 million realized on the sale of the Clark Material Handling Segment. Gross profit for 1996 (through the date of the sale of the Clark Material Handling Segment) increased $1.2 million to $46.0 million as compared to 1995 even though net sales decreased $124.2 million or 23%. Additionally, in 1995 the Clark Material Handling Segment recorded charges of $6.0 million related to severance costs, exit costs and the impairment in value of certain properties held for sale.

  Extraordinary Items

     Terex recorded a charge of $7.5 million in 1995 to recognize a loss on the early extinguishment of debt in connection with its debt refinancing in May 1995.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash of $39.1 million was used by operating activities during the nine months ended September 30, 1998. During this period, $67.2 million was provided by operating results before depreciation and amortization, and approximately $106 million was invested in working capital. The investment in working capital was made primarily as a result of several large orders received in the Terex Earthmoving segment, the decision to invest in the Terex Aerials business in Europe, and to support the general increase in business activity. Net cash used in investing activities was $190.2 million during the nine months ended September 30, 1998, primarily related to the acquisitions of O&K Mining, Payhauler, Holland Lift and American Crane. Net cash provided by financing activities was $240.9 million during the nine months ended September 30, 1998. Cash was provided by the net proceeds from the issuance of Terex's 8 7/8% Senior Subordinated Notes due 2008 and additional borrowings from Terex's new bank credit facility. Cash was used in the redemption or defeasance of the remainder of Terex's outstanding senior secured notes. Cash and cash equivalents totaled $38.8 million at September 30, 1998.

     Debt reduction and an improved capital structure are major focal points for Terex. In this regard, Terex regularly reviews its alternatives to improve its capital structure and to reduce debt service through debt refinancings, issuance of debt and/or equity, asset sales, including the sale of business units, or any combination thereof.

     Including the acquisitions of O&K Mining, American Crane, Holland Lift and Payhauler, since the beginning of 1995 Terex has invested approximately
$420 million to strengthen its core businesses through ten strategic acquisitions. Terex expects that acquisitions and new product development will continue to be important components of its growth strategy and is continually reviewing acquisition opportunities. As with its previous acquisitions, Terex will continue to pursue strategic acquisitions which complement Terex's core operations, offer cost reduction opportunities as well as distribution and purchasing synergies and provide product diversification.

     On October 15, 1998, Terex, through its Unit Rig division, was awarded a $157.0 million order for the construction and delivery of 160 rigid off-highway haul trucks from Coal India, the government agency for coal management in India. As part of the contract, Terex will receive a down payment of 10% of the total contract value and will be required to post approximately $30 million in letters of credit related to certain performance guarantees and to the 10% down payment. It is anticipated that all trucks will be delivered during calendar year 1999.

     On March 6, 1998, Terex refinanced its then existing credit facility and redeemed or defeased all $166.7 million principal amount of its then outstanding senior secured notes. The proceeds for the offer to purchase the senior secured notes and the repayment of its then existing revolving credit facility were obtained from borrowings under Terex's new bank credit facility. In connection with the refinancing of Terex's then existing credit facility and the repurchase of the remaining senior secured notes, Terex incurred extraordinary losses of $1.9 million and $36.4 million, respectively. These extraordinary charges were recorded in the first quarter of 1998. The total funds paid at the redemption were $202.2 million ($166.7 million principal, $28.7 million redemption premium and $6.8 million accrued interest).

     In addition, on March 31, 1998 Terex acquired O&K Mining GmbH for a net aggregate consideration of approximately $168 million. Concurrently with the O&K Mining acquisition, Terex issued $150.0 million of its 8 7/8% Senior Subordinated Notes due 2008.

     As of September 30, 1998, Terex's balance outstanding under its revolving credit facility totaled $37.2 million, letters of credit issued under Terex's revolving credit facility totaled $21.3 million, and the additional amount Terex could have borrowed under its revolving credit facility was $66.5 million. A portion of the proceeds from this offering will be used to repay the balance outstanding under our revolving credit facility.

     Terex's businesses are working capital intensive and require funding for purchases of production and replacement parts inventories, capital expenditures for repair, replacement and upgrading of existing facilities as well as financing of receivables from customers and dealers. Terex has significant debt service requirements including semi-annual interest payments on its 8 7/8% Senior Subordinated Notes due 2008 and monthly interest payments on Terex's new bank credit facility. We believe that cash generated from operations, together with Terex's new bank credit facility, provides Terex adequate liquidity to meet its operating and debt service requirements.

CONTINGENCIES AND UNCERTAINTIES

  Internal Revenue Service

     Terex's federal income tax returns for the years 1987 through 1989 are currently being audited by the IRS. In December 1994, we received an examination report from the IRS proposing a large tax deficiency. The examination report raised many issues. Among these issues are substantiation for certain tax deductions and whether we were able to use certain net operating loss carryovers ("NOLs") to offset taxable income. In April 1995, Terex filed an administrative appeal to the examination report. The IRS is currently reviewing information we provided to it. The final outcome of this audit is subject to the resolution of complicated legal and factual issues. Given the number and complexity of the legal and administrative proceedings involved, this audit could continue for several more years.

     If the IRS prevails on all the issues raised, the amount of the tax we would have to pay would be approximately $56.0 million plus penalties of approximately $12.8 million and interest through September 30, 1998 of approximately $107.6 million. The penalties claimed by the IRS are between 20% and 25% of the amount of the tax deficiency assessed against us. Interest on the amount of tax deficiency and penalties assessed against us is currently accruing at a rate of 10% per annum. The annual rate of interest has varied since 1987 from 7% to 12%. If Terex is required to pay a significant portion of the tax deficiency claimed by the IRS, we may not have or be able to obtain the money necessary to pay the tax deficiency. If this were to occur, we may not be able to continue in business. Terex believes, however, that we are able to provide adequate documentation for a large part of the tax deductions the IRS has disallowed. We also believe that there is substantial support for our past and future use of the NOLs questioned by the IRS. Based on the advice of our consultants and tax advisors, we believe that Terex will prevail on the NOL issue and many of the other issues. As a result, we do not believe that the outcome of the audit will have a material adverse effect on our financial condition or results of operations. However, we may lose or have to use some of our NOLs as a result of the audit. In addition, there is also a possibility that we will have to pay some amount of tax, penalties and interest to the IRS to resolve this matter. The final outcome of the audit cannot be determined or estimated at this time. Accordingly, Terex does not have any additional reserves for money which might be due as a result of the audit because the loss ranges from zero to $56 million plus interest and penalties.

  Securities and Exchange Commission

     In March 1994, the Securities and Exchange Commission began a private investigation of Terex and certain of its present and former officers and directors. The purpose of the investigation was to determine whether any of these parties had violated federal securities laws. To date, this investigation has focused primarily on the accounting treatment and the reporting (in filings with the SEC) of various transactions which took place in the late 1980s and the early 1990s. We are cooperating with the SEC in its investigation.

     The SEC has advised us that it may bring an administrative proceeding against Terex and certain of its present and former officers and directors. We understand that if the SEC brings such proceedings, the SEC would seek an order requiring Terex to cease and desist violating the federal securities laws, but would not impose monetary penalties on Terex. Such an order would be based on claims relating to the accounting treatment and the reporting in Terex's financial statements for the years ended December 31, 1990 and 1991, and its Proxy Statement for the 1992 fiscal year.

     It is not possible at this time for us to determine the outcome of this investigation.

  Year 2000 Issue

     The Year 2000 ("Y2K") problem is the result of computer programs being written using two digits rather than four to define the applicable year. Thus, the year 1998 is represented by the number "98" in many legacy software applications. Consequently, on January 1, 2000 the year will jump back to "00" in accordance with many non-Y2K compliant applications. To systems that are non-Y2K compliant, the time will seem to have reverted back 100 years. So, when computing basic lengths of time, Terex's computer programs, certain building infrastructure components (including elevators, alarm systems, telephone networks, sprinkler systems, security access systems and certain HVAC systems) and any additional time-sensitive software that are non-Y2K compliant may recognize a date using "00" as the Year 1900. This could result in system failures or miscalculations which could cause personal injury, property damage, disruption of operations, and/or delays in payments from Terex's customers, any or all of which could materially adversely affect Terex's business, financial condition, or results of operations.

     Terex in is the process of conducting a company-wide assessment of its computer systems, product lines and operations infrastructure to identify computer hardware, software, and process control systems that are not Y2K compliant. Terex believes that it has identified those business-critical computer systems which are not presently Y2K compliant, and has instituted a plan to replace, upgrade or modify these business-critical computer systems by mid-1999. The total cost associated with required modifications to become Y2K compliant is not expected to exceed $5 million and a significant portion of these costs were planned upgrades to the current financial and operating systems.

     Terex has also initiated communications with third parties whose computer systems' functionality could impact Terex. These communications will facilitate coordination of Y2K solutions and will permit Terex to determine the extent to which Terex may be vulnerable to failures of third parties to address their own Y2K issues. To date, Terex has not identified any significant issues with respect to third parties.

     The failure to correct a material Y2K problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect Terex's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Y2K problem, resulting in part from the uncertainty of the Year 2000 readiness of third-party suppliers and customers, Terex is unable to determine at this time whether the consequences of Y2K failures will have a material impact on Terex's results of operations, liquidity or financial condition, and as such, has not yet established a contingency plan to handle the most reasonably likely worst case scenario. Terex's Y2K project is expected to significantly reduce Terex's level of uncertainty about the Y2K problem and, in particular, about the Y2K compliance and readiness of its material suppliers and customers. Terex believes that, with the implementation of new business systems and completion of its Y2K project as scheduled, the possibility of significant interruptions of normal operations should be reduced.

  Euro

     On January 1, 1999, 11 of the 15 member countries of the European Union are scheduled to establish fixed conversion rates between their existing currencies ("legacy currencies") and one common currency--the euro. The euro will then trade on currency exchanges and may be used in business transactions. Beginning in January 2002, new euro-denominated bills and coins will be issued, and legacy currencies will be withdrawn from circulation. Terex's operating subsidiaries affected by the euro conversion are assessing the systems and business issues raised by the euro currency conversion. These issues include, among others,
(1) the need to adapt computer and other business systems and equipment to accommodate euro-denominated transactions and (2) the competitive impact of cross-border price transparency, which may make it more difficult for businesses to charge different prices for the same products on a country-by-country basis particularly once the euro currency is issued in 2002. Terex anticipates that the euro conversion will not have a material adverse impact on its financial condition or results of operations.

  Other

     Terex is subject to a number of contingencies and uncertainties including product liability claims, self-insurance obligations, tax examinations and guarantees. Many of the exposures are unasserted or proceedings are at a preliminary stage, and it is not presently possible to estimate the amount or timing of any cost to Terex. However, we do not believe that these contingencies and uncertainties will, in the aggregate, have a material adverse effect on Terex. When it is probable that a loss has been incurred and possible to make reasonable estimates of Terex's liability with respect to such matters, a provision is recorded for the amount of such estimate or for the minimum amount of a range of estimates when it is not possible to estimate the amount within the range that is most likely to occur.

     Terex generates hazardous and nonhazardous wastes in the normal course of its manufacturing operations. As a result, Terex is subject to a wide range of federal, state, local and foreign environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. These laws and regulations also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances. Compliance with these laws and regulations has, and will continue to require, Terex to make expenditures. Terex does not expect that these expenditures will have a material adverse effect on its business or profitability.

              INDUSTRY OVERVIEW AND OUTLOOK FOR PRINCIPAL PRODUCTS

TELESCOPIC MOBILE CRANES

     Mobile cranes with telescoping booms were developed in the 1950s as advanced hydraulics became available. Telescopic mobile cranes are generally used only for a limited period during the later stages of a construction project. As each project may require differing boom lengths and lifting capacities, contractors tend to rent specific machines as needed rather than own a fleet of machines of varying capabilities. As a result, according to industry sources, approximately 85% of all new telescopic mobile crane sales in North America are made to rental fleets. Because of the market's rental orientation and the fact that cranes are used in the later stages of construction projects, the demand for new telescopic mobile cranes typically lags behind the demand for other construction equipment by between 12 and 24 months during a cyclical economic recovery. Initially in an economic recovery, rising end-user demand is first reflected in rising rental fleet utilization rates rather than in new crane orders. As rental fleet utilization reaches a practical maximum level, generally new orders for telescopic mobile cranes increase. New telescopic mobile crane orders also result from fleet replacement demand, which is affected by the aging of the telescopic mobile crane population. From 1974 through 1981, the North American telescopic mobile crane market consumed an average of over 3,500 machines per year. During the recession which began in 1982, North American telescopic mobile crane consumption declined to a low of 600 machines and many competitors exited the industry. During the period from 1990 through 1997, the North American telescopic mobile crane market consumed an average of approximately 1,300 machines per year, with a high of over 2,200 machines in 1990 and a low of approximately 1,000 machines in 1992 and 1993.

     We believe that the North American telescopic mobile crane industry is entering a period of growth due to three principal factors: one, there is currently a strong and sustained period of construction activity in North America; two, the increasing importance of rental fleet operators; and three, the fact that the unusually large number of telescopic mobile cranes that were built in the late 1970s are beginning to reach the end of their useful lives (which Terex estimates to be approximately 20 years). These factors have contributed to a 24% increase in telescopic mobile crane shipments in 1996, as compared with 1995, and a 15% increase in telescopic mobile crane shipments in 1997, as compared with 1996. Terex believes that it is well positioned to capitalize on the continued growth of the North American telescopic mobile crane market. The increasing importance of rental fleet operators and their desire to maximize returns on product investment has led Terex Lifting to focus on a best value strategy. This strategy seeks to improve customer productivity by providing high quality products which are low cost, simple to use and easy to maintain. By pursuing a strategy oriented toward improving customers' productivity and investment returns, Terex Lifting has increased its market share. Terex believes that such a strategy will lead to further market share gains as growth continues in the North American market.

     The European telescopic mobile crane market, which is approximately the same size as the North American market (ranging between 1,000 and 2,000 unit shipments per year), has not had an increase in demand to the extent experienced in North America. Excluding Germany and Spain, construction activity has remained at recessionary levels for the last four years. We believe that this was due initially to a cyclical downturn and more recently to fiscal tightening as European countries attempted to meet the budget deficit targets established by the Maastricht Treaty. Terex's principal markets in Europe are in France and Italy, where we believe we have the largest market shares. The French and Italian markets are less dominated by rental fleets than the North American market; we believe that approximately 55% of new telescopic mobile crane sales in France and Italy are to rental fleet operators with the balance to end users. An increase in construction activity in those countries, therefore, would tend to have a more immediate impact on new telescopic mobile crane sales than would a similar increase in North America. We believe that we are well positioned to participate in any cyclical increase in demand in France and Italy due to our local manufacturing, strong local distribution and low cost relative to our major European competitors.

     Terex also manufactures truck mounted cranes (boom trucks), which are telescopic cranes mounted on production truck chassis. Over the past 20 years, boom trucks have replaced truck mobile cranes in the market for under 30 ton lifting devices. Conditions in the North American market for boom trucks remain positive due to overall construction activity in North America.

AERIAL WORK PLATFORMS

     The aerial work platform industry in North America has developed over the past 20 years as an efficient alternative to scaffolding and ladders. The industry has also been supported by regulations mandating minimum safety standards for people working at heights. Aerial work platforms are used for indoor or outdoor applications in a variety of construction, industrial and commercial settings which require workers to be lifted to heights to perform their jobs. Terex believes that approximately 90% of all aerial work platform sales in North America are to rental fleets. The aerial work platform market has developed into a rental market because (i) contractors require workers to be elevated only for limited times during a given job, and different jobs require different platform heights making ownership of a single specification unit impractical, and (ii) industrial customers are increasingly outsourcing their equipment requirements to rental providers. Recently, the equipment rental industry has been undergoing a process of consolidation. As a result, the larger aerial work platform rental fleet operators are increasingly demanding products that are low cost, simple to use and easy to maintain. To meet the objectives of the equipment rental industry, Terex has designed its aerial work platforms to incorporate these characteristics.

UTILITY AERIAL DEVICES

     Terex also manufactures utility aerial devices which are used to set telephone poles and move transformers and other material to work areas at the top of poles (digger derricks), and to elevate workers to work areas at the top of poles or in trees. Customers include electric utilities, local telephone companies, private utility repair contractors and tree trimmers. We believe that utilities are increasingly outsourcing maintenance to private contractors in an effort to reduce costs. We believe that we are well positioned to capitalize on this trend due to our strategy to manufacture simplified products at lower cost, our existing dealer relationships and our direct relationships with major private contractors.

TELESCOPIC CONTAINER STACKERS

     Telescopic container stackers were developed in the early 1980s to manipulate shipping containers efficiently in port storage areas and inland terminals. Telescopic container stackers are particularly effective in storage areas where containers are continually added and removed, and where the efficient manipulation of, and access to, specific containers is required. Terex believes that because of the efficiency of telescopic container stackers, demand has steadily grown, primarily outside the United States in port areas where storage capacity is constrained. Demand has been particularly strong in South America and Europe. Terex believes that the United States market offers growth potential as the benefits of this product are better recognized.

TOWER CRANES

     Tower cranes were developed in Europe in the 1950s to lift construction material to various heights and to accurately place the material at the point where it is being used. Tower cranes are used worldwide for infrastructures such as ports and dams, but especially in public and commercial projects where large, multi-story superstructures are built. On such projects tower cranes lift and place material faster and with greater accuracy than alternative lifting methods. Tower cranes are most prevalent in Europe, where they are used on both larger and smaller projects, including some residential construction. Tower crane usage in the United States has been historically low, and there is currently no domestic manufacturer. Terex believes that this market represents a growth opportunity as the cost effectiveness of tower cranes in a variety of construction applications becomes more widely known and accepted.

LATTICE BOOM CRANES

     Lattice boom cranes are principally used in infrastructure development and heavy construction applications. Lattice boom cranes are more difficult to transport and erect than mobile telescopic cranes, but are still generally the most economical lifting tool for capacity requirements of over 100 tons. The lattice boom crane industry has shown strong growth in North America over the past three years as construction activity has continued to increase. We believe that we can participate in that growth by reducing the cost of our cranes to rental operators and end users while at the same time continuing to improve crane design and performance.

OFF-HIGHWAY TRUCKS

     Off-highway trucks, which include articulated trucks and rigid frame trucks, are generally sold to construction companies, to fleet contractors who provide trucks to large construction companies, and to dealer rental fleets. According to industry sources, North America and Europe account for a majority of the global market. These markets are dependent on large private construction project activity and public infrastructure development, both of which have been soft in Europe in recent years and strong in the United States. Terex believes that it is well positioned to capitalize on any demand that may arise from such activity or development. Terex believes that fleet operators and large construction companies generally prefer products that are low cost, simple to use and easy to maintain, and that its products have these characteristics. Terex also believes that it is well positioned to capitalize on future growth in Europe as a result of its acquisition in March 1998 of O&K Mining GmbH, a manufacturer of large hydraulic mining shovels, and in China through an existing joint venture relationship.

HIGH CAPACITY SURFACE MINING TRUCKS

     High capacity surface mining trucks are designed to haul coal or ore. They range in capacities from 120 to 300 tons, and are used in larger surface mines around the world. The trucks are typically operated around the clock, seven days a week, often running several weeks between maintenance stops. Accordingly, of critical concern to mine operators are (i) reliability--that the truck is operating in excess of 90% of the time and (ii) hauling efficiency--the operating cost per ton hauled, including fuel consumption, tire wear and maintenance. There are two types of trucks offered: electric and mechanical drive. We offer electric drive trucks in which a diesel engine drives an alternator which powers two wheel motors, one in each rear wheel. We believe that electric drive vehicles are more efficient than mechanical drive trucks. As a result of the efficiency and reliability of its trucks, Terex has been able to increase its market share slightly in recent years despite difficult competitive conditions in the industry. We believe that we are the third largest manufacturer of high capacity surface mining trucks. The recent Coal India contract to supply 160 trucks is an example of Terex's recent success in this market. To respond to the continuing demand of large mines to improve financial returns through lower costs and higher hauling capacities, Terex is taking several strategic actions including reducing the manufacturing cost of its trucks through component outsourcing and modular assembly process implementation, as well as development of a 320 ton capacity truck (as compared to 260 tons, its current largest truck) with a new generation electric drive system. We believe that the current demand levels will continue, with earnings opportunities from the development of more cost efficient designs and manufacturing processes.

LARGE HYDRAULIC MINING SHOVELS

     The large hydraulic mining shovels are used primarily in surface mines worldwide and in large scale infrastructure projects with needs for massive earth moving, such as dams and highways. Growth in demand for coal, copper and iron ore is a function of population growth and improvement in standards of living worldwide. In particular, growth in energy consumption (particularly coal) and metal consumption (particularly ore) caused by metal intensity in industries like automotive, telecommunications and appliances leads to growth in demand for coal, copper and iron ore. Most of this growth will come from regions with large mineral resources, including Australia, South Africa, West Africa, India, Indonesia, Brazil, China and Kazakhstan. Excavator sales are also sensitive to the level of large scale private construction project activity and public infrastructure development, both of which have been soft in Europe in recent years and strong in the United States. While the market for new surface mining equipment is somewhat cyclical, the after-market for parts and services is more stable. This is because hydraulic excavators are typically kept in continuous operation for 10 to 15 years and require regular maintenance and repair throughout their productive lives.

     Historically, the leading technologies used in open cast mining have been bucket wheel excavators and electric rope shovels. Both of these technologies require substantially greater capital outlays than for hydraulic mining shovels, and often are relatively inflexible. Hydraulic mining shovels exhibit high maneuverability and higher output rates relative to comparably sized electric rope shovel or bucket wheel excavators. An increasing trend toward smaller, shorter lived mines and more selective mining practices has resulted in increasing substitution of the hydraulic mining shovels for the two older technologies. We believe that our leading technological position in these products leaves us well placed to take advantage of this trend.

                                    BUSINESS

GENERAL

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. Terex strives to manufacture machines which are low cost, simple to use and easy to maintain. Terex operates in two business segments: Terex Lifting and Terex Earthmoving. Terex's products are manufactured at 20 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets. Terex believes that it is benefitting from several industry trends, including the growing importance of rental fleet operators with respect to Terex Lifting and an increasing level of global infrastructure development with respect to Terex Earthmoving.

PRODUCTS

  Telescopic Mobile Cranes

     Telescopic mobile cranes are used primarily for industrial applications, in commercial and public works construction and in maintenance applications, to lift equipment or material to heights in excess of 50 feet. The Terex Lifting segment manufactures the following types of telescopic mobile cranes:

[GRAPHIC]                        Rough Terrain Cranes--are designed to lift
                            materials and equipment on rough or uneven terrain. Rough terrain cranes are most often located on a single construction or work site such as a building site, a highway or a utility project for long periods of time. Rough terrain cranes cannot be driven on highways and accordingly must be transported by truck to the work site. Rough terrain cranes manufactured by Terex Lifting have maximum lifting capacities of up to 90 tons and maximum tip heights of up to 205 feet. Terex Lifting manufactures its rough terrain cranes at its facilities located at Waverly, Iowa, Conway, South Carolina, Montceau-les-Mines, France, and Crespellano, Italy under the brand names TEREX, LORAIN, P&H, PPM and BENDINI.


[GRAPHIC]                        Truck Cranes--have two cabs and can travel
                            rapidly from job site to job site at highway speeds. In contrast to rough terrain cranes which are often located for extended periods at a single work site, truck cranes are often used for multiple local jobs, primarily in urban or suburban areas. Truck cranes manufactured by Terex Lifting have maximum lifting capacities of up to 75 tons and maximum tip heights of up to 193 feet. Terex Lifting manufactures truck cranes at its Waverly, Iowa and Conway, South Carolina facilities under the brand names P&H and LORAIN.

[GRAPHIC]                        All Terrain Cranes--were developed in Europe as
                            a cross between rough terrain and truck cranes in that they are designed to travel across both rough terrain and highways. All terrain cranes have two cabs and are versatile and highly maneuverable. All terrain cranes manufactured by Terex Lifting have lifting capacities of up to 130 tons and maximum tip heights of up to 223 feet. Terex Lifting manufactures its all terrain cranes at its Montceau-les-Mines, France facility under the brand names TEREX and PPM.

  Truck Mounted Cranes (Boom Trucks)

     Terex Lifting manufactures telescopic boom cranes for mounting on commercial truck chassis. Terex also distributes truck mounted articulated cranes under the EFFER brand name which are manufactured by Effer SpA. Truck mounted cranes are used primarily in the construction industry to lift equipment or materials to various heights. Boom trucks are generally lighter and have a lower lifting capacity than truck cranes, and are used for many of the same applications when lower lifting capabilities are required. An advantage of a boom truck is that the equipment or material to be lifted by the crane can be transported by the truck which can travel at highway speeds. Applications include the installation of air conditioners and other roof equipment. The Terex Lifting segment manufactures the following types of cranes for installation on truck chassis:

[GRAPHIC]                        Telescopic Boom Truck Mounted Cranes--enable an
                            operator to reach heights of up to 167 feet and have a maximum lifting capacity of up to 37.5 tons. Terex Lifting manufactures its telescopic boom truck mounted cranes at its Olathe, Kansas facility under the brand name RO-STINGER.

[GRAPHIC]                        Articulated Boom Truck Mounted Cranes--are for
                            users who prefer greater capacities over the greater vertical reach provided by a telescopic boom truck mounted crane. At its Olathe, Kansas facility, Terex Lifting acts as the master distributor for the EFFER brand line of articulated boom truck mounted cranes which have maximum capacities up to 87,305 pounds and horizontal reach to 66 feet.

  Tower Cranes

     Tower cranes lift construction material to heights and place the material at the point where it is being used. They include a stationary vertical tower near the top of which is a horizontal jib with a counterweight. On the jib is a trolley through which runs a load carrying cable and which moves the load along the jib length. On larger cranes, the operator is located above the worksite where the tower and jib meet, providing superior visibility. The jib also rotates 360 degrees, creating a large working area equal to twice the jib length. Luffing jib tower cranes have an angled jib with no trolley, and operate like a traditional lattice boom crane mounted on a tower. Luffing jib tower cranes are often used in urban areas where space is constrained. Tower cranes are currently produced by Terex under the PEINER brand name and, after closing the acquisition of Comedil SpA in December 1998, under the COMEDIL name. After the acquisition of Comedil SpA, Terex will produce the following types of tower cranes:

[GRAPHIC]                        Self-Erecting Tower Cranes--are trailer mounted
                            and unfold from four sections (two for the tower and two for the jib); certain larger models have a telescopicr tower and folding jib. These cranes can be assembled on site in a few hours. Applications include residential and small commercial construction. Crane heights range from 50-75 feet and jib lengths from 60-100 feet.

[GRAPHIC]                        Hammerhead Tower Cranes--have a tower and a
                            horizontal jib assembled from sections. The tower extends above the jib to which suspension cables supporting the jib are attached. These cranes are assembled on-site in one to three days depending on height, and can increase in height with the project; they have a maximum free-standing height of 200 feet and a maximum jib length of 240 feet.

[GRAPHIC]                        Flat Top Tower Cranes--have a tower and a
                            horizontal jib assembled from sections. There is no tower extension above the jib, which reduces cost and facilitates assembly; the jib is self-supporting and consists of reinforced jib sections. These cranes are assembled on site in one to two days, and can increase in height with the project; they have a maximum free-standing height of 305 feet and a maximum jib length of 280 feet.

[GRAHIC]                         Luffing Jib Tower Cranes--have a tower and an
                            angled jib assembled from sections. The tower extends above the jib to which suspension cables supporting the jib are attached. Unlike other tower cranes, there is no trolley to control lateral movement of the load, which is accomplished by changing the jib angle. These cranes are assembled on site in two to three days, and can increase in height with the project; they have a maximum free-standing height of 185 feet and a maximum jib length of 200 feet.

  Lattice Boom Cranes

     Terex produces crawler and truck mounted lattice boom cranes.

[GRAPHICS]                       The crawler mounted cranes are designed to lift
                            material on rough terrain and can maneuver while bearing a load. Truck mounted lattice boom cranes are used on-road, typically in urban areas. Both types consist of a boom made of tubular steel sections which are transported to and erected, together with the base unit, at a construction site. We manufacture lattice boom crawler cranes with lifting capacities from 125 to 450 tons, and lattice boom truck cranes with lifting capacities from 125 to 300 tons

  Aerial Work Platforms

     Aerial work platforms are self propelled devices which position workers and materials easily and quickly to elevated work areas. These products have developed over the past 20 years as alternatives to scaffolding and ladders. The work platform is mounted on either a telescoping and/or articulating boom or on a vertical lifting scissor mechanism.

[GRAPHICS]                       Scissor Lifts--are used in open areas in indoor
                            or outdoor applications in a variety of
                            construction, industrial and commercial settings. Scissor lifts manufactured by Terex Lifting have maximum working heights of up to 52 feet and maximum load capacities of up to 2,000 pounds. Terex Lifting manufactures scissor aerial work platforms at its Waverly, Iowa, Milwaukee, Wisconsin and Amsterdam, The Netherlands facilities under the brand names TEREX, SIMON, MARK and HOLLAND LIFT.

[GRAPHICS]                       Straight Telescopic Boom Lifts--are used
                            primarily outdoors in residential, commercial and industrial new construction and maintenance projects. Straight telescopic boom lifts manufactured by Terex Lifting have maximum working heights of up to 126 feet and maximum load capacities of up to 650 pounds. Terex Lifting manufactures its straight telescopic aerial work platforms at its Waverly, Iowa and Milwaukee, Wisconsin facilities under the brand names TEREX, SIMON and MARK.

[GRAPHICS]                       Articulating Telescopic Boom Lifts--are
                            generally used in industrial environments where the articulation allows the user to access elevated areas over machines or structural obstacles which prevent access with a scissor lift or straight boom. Articulating lifts available from Terex Lifting have maximum working heights of up to 70 feet and maximum load capacities of up to 500 pounds. Terex Lifting manufactures its articulating telescopic boom lifts at its Waverly, Iowa and Milwaukee, Wisconsin facilities under the brand name TEREX AERIALS.

  Utility Aerial Devices

     Utility aerial devices are used to set utility poles and move workers and materials to work areas at the top of utility poles and towers. Utility aerial devices are mounted on commercial truck chassis which include separately installed steel cabinets for tool and material storage. Most utility aerial devices are insulated to permit live wire work.

[GRAPHIC]                        Articulated Aerial Devices--are used to elevate
                            workers to work areas at the top of utility poles or in trees and include one or two man baskets. Articulated aerial devices available from Terex Lifting include telescopic, non-overcenter and overcenter models and range in working heights from 32 to 203 feet. Articulated aerial devices are manufactured by Terex Lifting at its Watertown, South Dakota facility under the brand names TELELECT and HI-RANGER.

[GRAPHIC]                        Digger Derricks--are used to set telephone
                            poles. The digger derricks include a telescopic boom with an auger mounted at the tip which digs a hole, and a device to grasp, manipulate and set the pole. Digger derricks available from Terex Lifting have sheave heights exceeding 70 feet and lifting capacities up to 48,000 pounds. Digger derricks are manufactured by Terex Lifting at its Watertown, South Dakota facility under the brand names TELELECT.

  Telescopic Material Handlers

     Telescopic material handlers are used to lift containers or other material from one location to another at the same job site.

[GRAPHIC]                        Telescopic Container Stackers--are used to pick
                            up and stack containers at dock and terminal facilities. At the end of a telescopic container stacker's boom is a spreader which enables it to attach to containers of varying lengths and weights and to rotate the container up to 360 degrees. Telescopic container stackers are particularly effective in storage areas where containers are continually added and removed, and where the efficient manipulation of, and access to, specific containers is required. Telescopic container stackers manufactured by Terex Lifting have lifting capacities up to 49.5 tons, can stack up to six full or nine empty containers and are able to maneuver through very narrow areas. Terex Lifting manufactures its telescopic container stackers under the brand names PPM and P&H SUPERSTACKERS at its Conway, South Carolina and Montceau-les-Mines, France facilities.

[GRAPHIC]                        Rough Terrain Telescopic Boom Forklifts--serve
                            a similar function as smaller size rough terrain telescopic mobile cranes and are used exclusively to move and place materials on new residential and commercial job sites. Terex Lifting manufactures rough terrain telescopic boom forklifts with load capacities of up to 10,000 pounds and with a maximum extended reach of up to 31 feet and lift capabilities of up to 48 feet. Terex Lifting manufactures rough terrain telescopic boom forklifts at its facilities in Baraga, Michigan and Perugia, Italy under the brand name SQUARE SHOOTER and ITALMACCHINE.

  Rigid and Articulated Off-Highway Trucks

     Terex Earthmoving manufactures two distinct types of off-highway trucks with hauling capacities from 25 to 100 tons: articulated and rigid frame.

[GRAPHIC]                        Articulated Off-Highway Trucks--are three axle,
                            six wheel drive machines with a capacity range of 25 to 40 tons. Their differentiating feature is an oscillating connection between the cab and body which allows the cab and body to move independently. This enables all six tires to maintain ground contact for improved traction on rough terrain. This also allows the truck to move effectively through extremely rough or muddy off-road conditions. Articulated off-highway trucks are typically used together with an excavator or wheel loader to move dirt in connection with road, tunnel or other infrastructure construction and commercial, industrial or major residential construction projects. Terex's articulated trucks are manufactured in Motherwell, Scotland, under the brand names TEREX and O&K.

[GRAPHIC]                        Rigid Off-Highway Trucks--are two axle machines
                            which generally have larger capacities than articulated trucks but can operate only on improved or graded surfaces. The capacities of rigid off-highway trucks range from 35 to 100 tons, and off-highway trucks have applications in large construction or infrastructure projects, aggregates and smaller surface mines. Terex Earthmoving's rigid trucks are manufactured in Motherwell, Scotland, under the TEREX and O&K brand names and in Batavia, Illinois, under the PAYHAULER brand name.

[GRAPHIC]                        High Capacity Surface Mining Trucks--are off
                            road dump trucks with capacities in excess of 120 tons primarily for surface mining. Terex Earthmoving's haulers are powered by a diesel engine driving an electric generator that provides power to individual electric motors in each of the rear wheels. Unit Rig's current LECTRA HAUL product line consists of a series of rear dump trucks with payload capabilities ranging from 120 to 260 tons, and bottom dump trucks with capacities ranging from 180 to 270 tons. Terex Earthmoving's high capacity surface mining trucks are manufactured at Unit Rig, located in Tulsa, Oklahoma, under the UNIT RIG and LECTRA HAUL brand names.

  Large Hydraulic Excavators

     Terex Earthmoving sells hydraulic excavators which are shovels primarily used to load coal, copper ore, iron ore, other mineral-bearing materials or rocks into trucks. These products are primarily utilized for quarrying construction materials or digging in opencast mines. Additional applications include large construction projects with difficult working conditions and large amounts of solid material and rock to be moved.

[GRAPHIC]                        Terex Earthmoving offers a complete range of
                            large hydraulic excavators, with operating weights from 58 to 800 tons. In 1997, O&K Mining introduced the RH 400, the world's largest hydraulic excavator with an 800 ton machine weight and 80 ton bucket capacity. This expansion of Terex Earthmoving's product line enables it to compete with the most popular electric rope shovel size class and represents a significant growth opportunity for Terex Earthmoving. Most hydraulic excavators sold by Terex Earthmoving are manufactured under the O&K brand name by O&K Mining in Dortmund, Germany. The smallest model sold by Terex Earthmoving is manufactured by Orenstein & Koppel in Berlin, Germany, pursuant to a private label supply agreement.

BACKLOG

     Terex's backlog as of December 31, 1996 and 1997, and September 30, 1997 and 1998, was as follows:
                                Decenber 31,                  September 30,
                            -------------------           ---------------------
                            1996           1997            1997           1998
                            ----           ----           -----           -----
                                          (DOLLARS IN MILLIONS)

Terex Lifting...........    $ 67           $187           $ 122           $ 170
Terex Earthmoving.......      53             30              33              62
                            ----           ----           -----           -----
     Total..............    $121           $217           $ 155           $ 232
                            ----           ----           -----           -----
                            ----           ----           -----           -----


     Substantially all of Terex's backlog orders are expected to be filled within one year, although there can be no assurance that all such backlog orders will be filled within that time period. Terex's backlog orders represent primarily new machine orders. Parts orders are generally filled on an as-ordered basis.

     Terex Lifting's backlog at December 31, 1997 increased $119 million to $187 million as compared to $67 million at December 31, 1996. The increase in backlog was due to the effect of the acquisition of the Simon Access Companies and the Square Shooter Business in April 1997 (approximately $51 million in backlog) as well as increases in the businesses other than the 1997 acquisitions. The backlog at Terex Earthmoving decreased to $30 million at December 31, 1997 from $53 million at December 31, 1996, principally because of the decline in sales and backlog of Unit Rig machines during 1997.

     Terex Lifting's backlog was $170 million at September 30, 1998 compared to $122 million at September 30, 1997 and $187 million at December 31, 1997. Backlog at Terex Earthmoving was $62 million at September, 30, 1998 compared to $30 million at December 31, 1997 and $33 million at September 30, 1997. The backlog at Terex Earthmoving at September 30, 1998 included backlog at O&K Mining, which Terex acquired in March 1998. The September 30, 1998 backlog at Terex Earthmoving does not include the recently awarded $157 million Coal India contract.

DISTRIBUTION

     Terex Lifting distributes its products primarily through a global network of dealers in over 750 different locations. With respect to telescopic mobile cranes in North America, Terex Lifting maintains extensive dealer networks. The geographic strength of Terex Lifting's telescopic mobile cranes marketed under the LORAIN brand name centers in the midwest and mid-Atlantic regions of the United States. The geographic strength of telescopic mobile cranes marketed under the P&H brand name centers in the southern and western regions of the United States. Terex Lifting's European distribution is carried out primarily under three brand names, TEREX, PPM and BENDINI, through a single distribution network comprised of both distributors and a direct sales force. Terex Lifting sells its utility aerial devices under the SIMON, TEREX and TELELECT brand names principally through a network of North American distributors. Terex Lifting sells its aerial work platform products through a distribution network that includes many of the Aerials Limited and Aerials dealers throughout the world, but principally in North America and Europe. Terex Lifting's aerial work platform products are sold under the brand names TEREX AERIALS and HOLLAND LIFT. Terex Lifting sells its tower cranes through a distribution network under the brand name PEINER and, following completion of the acquisition of Gru Comedil SpA, under the COMEDIL brand name.

     TEL markets machines and replacement parts primarily through worldwide dealership networks. TEL's truck dealers are independent businesses which generally serve the construction, mining, timber and/or scrap industries. Although these dealers carry products of a variety of manufacturers, and may or may not carry more than one of Terex's products, each dealer generally carries only one manufacturer's "brand" of each particular type of product. Terex employs sales representatives who service these dealers from offices located throughout the world. Payhauler distributes its products primarily through a dealership network.

     Unit Rig distributes its products and services directly to customers primarily through its own distribution system. O&K Mining sells its hydraulic mining shovels and after-market parts and services primarily through its export sales department in Dortmund, Germany, through O&K Mining's global network of wholly-owned foreign subsidiaries and through dealership networks.

RESEARCH AND DEVELOPMENT

     Terex maintains engineering staffs at several of its locations who design new products and improvements in existing product lines. Terex's engineering expenses are primarily incurred in connection with the improvements of existing products, efforts to reduce costs of existing products and, in certain cases, the development of products which may have additional applications or represent extensions of the existing product line.

MATERIALS

     Principal materials used by Terex in its various manufacturing processes include steel, castings, engines, tires, hydraulic cylinders, electric controls and motors, and a variety of other fabricated or manufactured items. In the absence of labor strikes or other unusual circumstances, substantially all materials are normally available from multiple suppliers. Current and potential suppliers are evaluated on a regular basis on their ability to meet Terex's requirements and standards. Electric wheel motors and controls used in the Unit Rig product line are currently supplied exclusively by General Electric Company. Terex is endeavoring to develop alternative sources and has entered into a contract with General Atomics, a former defense contractor, to develop electric wheel motors for Unit Rig trucks. If Terex is unable to develop alternative sources, or if there is disruption or termination of its relationship with General Electric Company (which is not governed by a written contract), it could have a material adverse effect on Unit Rig's operations.

COMPETITION

     Telescopic Mobile Cranes--The domestic telescopic mobile crane industry is comprised primarily of three manufacturers. Terex believes that Terex Lifting is the second largest domestic manufacturer. Terex believes that the number one domestic manufacturer is Grove Worldwide, and the number three domestic manufacturer is Link-Belt, a subsidiary of Sumitomo Corp. Terex's principal markets in Europe are in France and Italy, where Terex believes it has the largest market shares. In Europe, Terex Lifting's primary competitors are Grove Cranes Ltd. (including the recently acquired Krupp Mobilkran), Liebherr and Mannesmann Dematic.

     The United States boom truck industry is dominated by four manufacturers, of which Terex believes Terex RO is the second largest behind Grove National.

     Tower Cranes--The tower crane industry includes two principal competitors, Liebherr and Potain, who combined represent well over half of the worldwide market. Terex and Wolf are the only other competitors with a multi-national presence; other manufacturers are small and regional.

     Lattice Boom Cranes--The lattice boom crane industry includes Manitowoc, Link-Belt, Mannesmann Dematic, Liebherr, and Hitachi. Manitowoc is the world leader in lifting capacities over 125 tons, and represents over half of the United States lattice boom crane market.

     Aerial Work Platforms--The aerial work platform industry in North America is fragmented, with seven major competitors. Terex believes that it is the fifth largest manufacturer of aerial work platforms in North America, behind JLG, Genie, Grove Manlift and Snorkel. Terex believes that approximately 42,000 aerial platforms were sold in the United States during 1997, of which approximately 70% were scissor lifts, 19% were articulated boom lifts, and 11% were straight boom lifts. Terex believes that its market share in boom lifts is greater than its market share in scissor lifts.

     Utility Aerial Devices--The utility aerial device industry is comprised primarily of three manufacturers. Terex believes that it is the second largest manufacturer in the United States of utility aerial devices behind Altec. Outside the United States, Terex is focusing primarily on the Mexican and Caribbean markets.

     Telescopic Container Stackers--Terex believes that three manufacturers account for a majority of the global market for telescopic container stackers. Terex believes that it is the second largest manufacturer behind Kalmar. Other manufacturers include Valmet Belloti and Taylor.

     Telescopic Rough Terrain Lift Trucks--OmniQuip and Gradall are the largest manufacturers of telescopic rough terrain lift trucks.

     Off-Highway Trucks--North America and Europe account for a majority of the global market. Four manufacturers dominate the global market. Terex believes that it is the third largest of these manufacturers (behind Volvo and Caterpillar).

     High Capacity Surface Mining Trucks--The high capacity surface mining truck industry includes three principal manufacturers: Caterpillar, Komatsu-Dresser and Terex. Terex believes that it is the third largest manufacturer.

     Large Hydraulic Mining Shovels--The large hydraulic mining shovel industry is comprised of primarily seven manufacturers, the largest of which are Hitachi, Komatsu-DeMag, Liebherr and Caterpillar. Terex believes it is the largest manufacturer of hydraulic mining shovels having machine weights in excess of 200 tons. The largest hydraulic excavators also compete against electric mining shovels (rope excavators) from competitors such as Harnischfeger Corporation and Bucyrus International, Inc. and, for some applications, against bucket wheel loaders from competitors such as Caterpillar, Volvo and Komatsu-Dresser.

EMPLOYEES

     As of September 30, 1998, Terex had approximately 3,770 employees. Terex considers its relations with its personnel to be satisfactory. Approximately 36% of Terex's employees are represented by labor unions which have entered into or are in the process of entering into various separate collective bargaining agreements with Terex. Terex experienced a labor strike at its parts distribution center in Southaven, Mississippi during the second quarter of 1995 which was settled in February 1997. The strike had no appreciable effect on the conduct of business or financial results of that operation as a whole, although individual product line sales growth may have been hindered.

PATENTS, LICENSES AND TRADEMARKS

     Several of the trademarks and trade names of Terex, in particular the TEREX, LORAIN, UNIT RIG, MARK, P&H, PPM, SIMON, TELELECT, SQUARE SHOOTER, PAYHAULER, O&K, HOLLAND LIFT, AMERICAN, ITALMACCINE and PEINER trademarks, are important to our business. We own and maintain trademark registrations and patents in countries where we conduct business. We also monitor the status of our trademark registrations and patents to maintain them in force and renew them as required. Terex protects its trademark, trade name and patent rights when warrants, including initiating legal proceedings, if necessary. P&H is a registered trademark of Harnischfeger Corporation which Terex has the right to use for certain products pursuant to a license agreement until 2011. Terex has the right to use the SIMON name (which is a registered trademark of Simon Engineering plc) for certain products until April 7, 2000. CELLA is a trademark of Sergio Cella. EFFER is a trademark of Effer SpA. Terex also has the right to use the O&K and Orenstein & Koppel names (which are registered trademarks of Orenstein & Koppel) for most applications in the mining business for an unlimited period of time. All other trademarks and tradenames referred to in this Prospectus Supplement are registered trademarks of Terex or its subsidiaries.

ENVIRONMENTAL MATTERS

     Terex is subject to a wide range of Federal, state, local and foreign environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act, that regulate the discharge of materials into the environment. Compliance with such laws has not had a material adverse effect on Terex. In addition, Terex has not incurred, and does not expect to incur in the future, any material capital expenditures for environmental control facilities.

LEGAL PROCEEDINGS

     In December 1994, Terex received an examination report from the IRS proposing a substantial tax deficiency. This deficiency was based upon an alleged inability of Terex to substantiate certain deductions taken by Terex from 1987 to 1989 and Terex's utilization of certain NOLs. This matter is currently pending in the Milwaukee audit division of the IRS. For a discussion of this matter, see "Risk Factors--Tax Audit Issues."

     In March 1994, the SEC initiated a private investigation, which included Terex and certain of its affiliates, to determine whether violations of certain aspects of the Federal securities laws had occurred. For a discussion of this investigation, see "Risk Factors--SEC Investigation."

     Terex is involved in various other legal proceedings which have arisen in the normal course of its operations. The outcome of these other legal proceedings, if determined adversely to Terex, is unlikely to have a material adverse effect on Terex.

SEASONAL FACTORS

     Terex markets a large portion of its products in North America and Europe. Terex's sales of trucks and cranes during the fourth quarter of each year (i.e., October through December) to the construction industry are usually lower than sales of such equipment during each of the first three quarters of the year because of the normal winter slowdown of construction activity. However, sales of trucks to the mining industry are generally less affected by such seasonal factors.

DISCONTINUED OPERATIONS

     On November 27, 1996, Terex sold substantially all of the assets and liabilities of the Clark Material Handling Segment for an aggregate cash purchase price of approximately $140 million. Prior to the disposition, the Clark Material Handling Segment consisted of Clark Material Handling Company and certain affiliated companies which were acquired by Terex in July 1992 from Clark Equipment Company. The Clark Material Handling Segment designed, manufactured and marketed a complete line of internal combustion and electric lift trucks, electric walkies and related components and replacement parts under the CLARK trademark.

                          DESCRIPTION OF COMMON STOCK

     Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election. Subject to preferences which may be applicable to any outstanding shares of preferred stock, holders of Common Stock have equal ratable rights to any dividends that may be declared by the Board of Directors out of legally available funds.

     Holders of Common Stock have no conversion, redemption or preemptive rights to subscribe for any securities of Terex. All outstanding shares of Common Stock are fully paid and nonassessable. In the event of any liquidation, dissolution or winding-up of the affairs of Terex, holders of Common Stock will be entitled to share ratably in the assets of Terex remaining after providing for the payment of liabilities to creditors and preferences applicable to outstanding shares of preferred stock. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of any outstanding shares of preferred stock.

     Terex's Restated Certificate of Incorporation provides that directors of Terex shall not be personally liable to Terex or its stockholders for monetary damages for breach of fiduciary duties as directors except to the extent otherwise required by Delaware law. The Restated By-laws of Terex provide for indemnification of the officers and directors of Terex to the fullest extent permitted by Delaware law.

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                           NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) is set forth below. In general, a "Non-U.S. Holder" is a person other than: (i) a citizen or resident (as defined for United States Federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation organized in or under the laws of the United States or a political subdivision thereof; (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees has the authority to control all substantial decisions of the trust. The discussion is based on current law and is provided for general information only. The discussion set forth in this section does not address aspects of United States Federal taxation other than income and estate taxation and does not address all aspects of Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States Federal income tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States Federal, state, local and non-U.S. current and possible future income and other tax consequences of holding and disposing of Common Stock.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current regulations of the Treasury Department to be paid to a resident of that country. Under United States Treasury regulations not currently in effect, however, a Non-U.S. Holder would be required to file certain forms in order to claim the benefit of an applicable treaty rate. Dividends effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States will generally not be subject to withholding (if the Non-U.S. Holder properly files IRS Form 4224 with the payor of the dividend) and will generally be subject to United States Federal income tax at ordinary Federal income tax rates. Effectively connected dividends may be subject to different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-U.S. Holder in the United States. In addition, in the case of a Non-U.S. Holder which is a corporation, effectively connected income may be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of "effectively connected earnings and profits") except to the extent that an applicable tax treaty provides otherwise. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States Federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) Terex has been, is, or becomes a "U.S. real property holding corporation" for Federal income tax purposes and certain other requirements are met;
(ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary) within the United States; or (iii) the Common Stock is disposed of by an individual Non-U.S. Holder who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. Terex believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation.

A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States Federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States Federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Terex must report annually to the IRS and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Under current law, United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, absent actual knowledge by the payor that the payee is not a Non-U.S. Holder or to dividends paid to Non-U.S. Holders that are either subject to the U.S. withholding tax (whether at 30% or a reduced treaty rate) or that are exempt from such withholding because such dividends constitute effectively connected income. Under United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to a Non-U.S. Holder at an address inside the United States unless such Non-U.S. Holder owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies its foreign status as described above or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a foreign office of a non-United States broker will not be subject to backup withholding and generally will not be subject to information reporting. Unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption, information reporting generally will apply to dispositions through (a) a non-United States office of a United States broker and (b) a non-United States office of a non-United States broker that is either a "controlled foreign corporation" for United States Federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United States trade or business.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock is subject to change.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder would be allowed as a credit against such Non-U.S. Holder's United States Federal income tax and any amounts withheld in excess of such Non-U.S. Holder's United States Federal income tax liability would be refunded, provided that required information is furnished to the IRS.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated December   , 1998 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Salomon Smith Barney Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated and are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from Terex the following respective numbers of shares of Common Stock:

UNDERWRITER                                                                                        NUMBER OF SHARES
------------------------------------------------------------------------------------------------   ----------------
Credit Suisse First Boston Corporation..........................................................
Salomon Smith Barney Inc........................................................................
J.P. Morgan Securities Inc......................................................................
Morgan Stanley & Co. Incorporated...............................................................
                                                                                                       --------
     Total......................................................................................
                                                                                                       --------
                                                                                                       --------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below), if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     Terex has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus Supplement, to purchase up to 525,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus Supplement. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     Terex has been advised by the Representatives that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and, through the
Representatives, to certain dealers at such price less a concession of $   per
share, and the Underwriters and such dealers may allow a discount of $     per
share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The following table summarizes the compensation to be paid to the Underwriters by Terex and the expenses payable by Terex.

                                                                                                    TOTAL
                                                                                       --------------------------------
                                                                                         WITHOUT            WITH
                                                                          PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                                          ---------    --------------    --------------
Underwriting Discounts and Commissions paid by Terex...................    $              $                 $
Expenses payable by Terex..............................................    $              $                 $

     Terex intends to use more than 10% of the net proceeds from the sale of the Common Stock to repay indebtedness owed by it to Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

     Terex and certain of its executive officers and directors have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this Prospectus Supplement, except (i) any shares of Common Stock issuable upon the exercise or redemption of an option or warrant or the conversion or exchange of a security outstanding on the date of this Prospectus Supplement and in accordance with the terms of the relevant security,
(ii) any securities of Terex sold or granted under Terex's incentive and other benefit plans as in effect on the date of this Prospectus Supplement, (iii) any shares of Common Stock issued upon the exercise of Terex's outstanding equity rights, (iv) any warrants or securities convertible into Common Stock issued in exchange for any of Terex's warrants, options or stock appreciation rights outstanding on the date of this Prospectus Supplement, and (v) securities issued as consideration for the acquisition (pursuant to a merger or otherwise) of one or more entities.

     Terex has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Certain of the Underwriters and their affiliates provide, and have in the past provided, certain financial and investment advisory services to Terex. Credit Suisse First Boston, an affiliate of Credit Suisse First Boston Corporation, is a lender and the Administrative Agent under Terex's bank credit facility.

     The Representatives, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares of Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Common Stock offered hereby (the "Shares") in Canada is being made only on a private placement basis exempt from the requirement that Terex prepares and files a prospectus with the securities regulatory authorities in each province where trades of the Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of the Shares in Canada who receives a purchase confirmation will be deemed to represent to Terex and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgement obtained in Canadian courts against such issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any the Shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from Terex. Only one such report must be filed in respect of the Shares acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of the Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Shares in their particular circumstances and with respect to the eligibility of the Shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for Terex by Robinson Silverman Pearce Aronsohn & Berman LLP, 1290 Avenue of the Americas, New York, New York 10104, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York 10022. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and is currently representing, Terex with respect to various unrelated legal matters.

                                    EXPERTS

     The consolidated financial statements of Terex Corporation incorporated in the accompanying Prospectus by reference to the Annual Report on Form 10-K of Terex Corporation for the year ended December 31, 1997 and Terex's Current Report on Form 8-K dated July 16, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of O&K Mining GmbH as of December 31, 1997 and 1996 and for the years then ended, incorporated in the accompanying Prospectus by reference to Terex's Amendment No. 2 to Current Report on Form 8-K/A dated March 31, 1998 have been so incorporated in reliance on the report of C&L Treuhand-Vereinigung Deutsche Revision, Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of PPM Cranes, Inc. for the year ended December 31, 1997 incorporated in the accompanying Prospectus by reference to Terex's Current Report on Form 8-K dated July 16, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

PROSPECTUS

                               TEREX CORPORATION

                                  $300,000,000

                       DEBT SECURITIES, PREFERRED STOCK,
                       COMMON STOCK, WARRANTS AND RIGHTS

     Terex Corporation ("Terex" or the "Company") may from time to time offer and/or issue in one or more series its (i) unsecured debt securities, which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities," and together with Senior Securities, the "Debt Securities"), (ii) preferred stock, par value $.01 per share ("Preferred Stock"), (iii) common stock, par value $.01 per share ("Common Stock"),
(iv) warrants to purchase Debt Securities, Preferred Stock or Common Stock (collectively, "Warrants"), or (v) rights to purchase Preferred Stock or Common Stock ("Rights"), with an aggregate initial public offering price of up to $300,000,000 on terms to be determined at the time of offering. Debt Securities, Preferred Stock, Common Stock, Warrants and Rights (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, certain covenants, other terms and conditions, and the initial public offering price; (ii) in the case of Preferred Stock, the number, specific title and stated value, any distribution, liquidation, redemption, conversion, voting and other terms and conditions, and the initial public offering price; (iii) in the case of Common Stock, any initial public offering price; (iv) in the case of Warrants, the number and terms thereof, the designation and the number of securities issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof; and (v) in the case of Rights, the duration, exercise price and transferability thereof.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS DECEMBER 3, 1998.

                             AVAILABLE INFORMATION

     Terex Corporation is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. For further information on the operation of the public reference rooms, please call 1-800-SEC-0330. Additionally, the Commission maintains a Web site containing reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address for such Web site is http://www.sec.gov.

     In addition, the Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "TEX" and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, exhibits, schedules, and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Registration Statement, which may be inspected and copied at the Public Reference Section of the Commission referred to above. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the full text of such contract or document filed as an exhibit to the Registration Statement or otherwise filed with the Commission, each such statement being qualified in all respects by such reference.

     The Company furnishes stockholders with annual reports containing audited financial statements. The Company also furnishes its holders of Common Stock with proxy material for its annual meetings complying with the proxy requirements of the Exchange Act.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The following documents which have been filed by the Company with the Commission are incorporated in this Prospectus by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

          2. The Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated April 8, 1998.

          3. The Company's Current Report on Form 8-K dated March 31, 1998 and filed on April 7, 1998.

          4. The Company's Quarterly Report on Form 10-Q for the Three Months Ended March 31, 1998, dated May 15, 1998 and filed on May 15, 1998.

          5. The Company's Quarterly Report on Form 10-Q for the Six Months Ended June 30, 1998, dated August 14, 1998 and filed on August 14, 1998.

          6. The Company's Quarterly Report on Form 10-Q for the Nine Months Ended September 30, 1998, dated November 16, 1998 and filed on
     November 16, 1998.

          7. The Company's Amendment No. 1 to Current Report on Form 8-K/A dated March 31, 1998 and filed on June 11, 1998.

          8. The Company's Amendment No. 2 to Current Report on Form 8-K/A dated March 31, 1998 and filed on June 29, 1998.

          9. The Company's Current Report on Form 8-K dated June 16, 1998 and filed on July 16, 1998.

          10. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated February 22, 1991.

     All reports and other documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Offered Securities made hereby shall be deemed to be incorporated herein by reference and to be a part hereof on and from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or incorporated herein by reference or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (not including exhibits to such information, unless such exhibits are specifically incorporated by reference in such information). Such requests should be directed to Terex Corporation, Attention: Secretary, 500 Post Road East, Westport, Connecticut 06880 (telephone (203) 222-7170).

                                  THE COMPANY

     Terex is a global manufacturer of a broad range of construction and mining related capital equipment. The Company strives to manufacture high quality machines which are low cost, simple to use and easy to maintain. The Company's principal products include telescopic mobile cranes, aerial work platforms, utility aerial devices, telescopic material handlers, truck mounted mobile cranes, rigid and articulated off-highway trucks and high capacity surface mining trucks, large hydraulic mining shovels and related components and replacement parts. The Company's products are manufactured at 16 plants in the United States and Europe and are sold primarily through a worldwide network of dealers in over 750 locations to the global construction, infrastructure and surface mining markets.

     The Company's operations began in 1983 with the purchase of Northwest Engineering Company, the Company's original business and name. Since 1983, management has expanded and changed the Company's business through a series of acquisitions and dispositions. In 1988, Northwest Engineering Company merged into a subsidiary acquired in 1986 named Terex Corporation, with Terex Corporation as the surviving entity. As a result of the completion of the PPM Acquisition (as defined below) in May 1995, the Company's operations were divided into three principal segments: Material Handling, Heavy Equipment and Mobile Cranes. On November 27, 1996, the Company completed the sale of its worldwide material handling segment, which was originally acquired in July 1992, and currently the Company operates in two business segments: Terex Lifting (formerly known as Terex Cranes) and Terex Earthmoving (formerly known as Terex Trucks). The principal executive offices of the Company are located at 500 Post Road East, Westport, Connecticut 06880 and its telephone number is
(203) 222-7170.

     Terex Lifting (formerly known as Terex Cranes) manufactures and sells telescopic mobile cranes (including rough terrain, truck and all terrain mobile cranes), aerial work platforms (including scissor, articulated boom and straight telescoping boom aerial work platforms), utility aerial devices (including digger derricks and articulated aerial devices), telescopic material handlers (including container stackers, scrap handlers and telescopic rough terrain boom forklifts), truck mounted cranes (boom trucks) and related components and replacement parts. These products are primarily used by construction and industrial customers and utility companies. Terex Lifting is comprised of a number of divisions and subsidiaries.

     Terex Lifting was established as a separate business segment as a result of the acquisition (the "PPM Acquisition") in May 1995 of substantially all of the shares of P.P.M. S.A. and certain of its subsidiaries, including P.P.M. SpA, Brimont Agraire S.A., a specialized trailer manufacturer in France, PPM Krane GmbH, a sales organization in Germany, and Baulift Baumaschinen Und Krane Handels GmbH, a parts distributor in Germany (collectively, "PPM Europe"), from Potain S.A., and all of the capital stock of Legris Industries, Inc., which owned 92.4% of the capital stock of PPM Cranes, Inc. ("Terex Lifting--Conway Operations"; PPM Europe and Terex Lifting--Conway Operations are collectively referred to herein as "PPM") from Legris Industries, S.A. Concurrently with the completion of the PPM Acquisition, the Company contributed the assets (subject to liabilities) of its Koehring Cranes and Excavators and Mark Industries division to Terex Cranes, Inc., a wholly-owned subsidiary of the Company. The former division now operates as Koehring Cranes, Inc., a wholly owned subsidiary of Terex Cranes, Inc.

     During 1997, the Company completed two acquisitions to augment its Terex Lifting segment. On April 7, 1997, the Company completed the acquisition of substantially all of the capital stock of certain of the former subsidiaries of Simon Engineering plc (the "Simon Access Companies") for $90 million (subject to adjustment under certain circumstances). The Simon Access Companies consist principally of business units in the United States and Europe engaged in the manufacture, sale and worldwide distribution of access equipment designed to position people and materials to work at heights. The Simon Access Companies' products include utility aerial devices, aerial work platforms and truck mounted cranes (boom trucks) which are sold to customers in the industrial and construction markets, as well as utility companies. Specifically, the Company acquired 100% of the outstanding common stock of (i) Simon Telelect, Inc. (now named Terex Telelect, Inc.), a Delaware corporation, (ii) Simon Aerials, Inc. (now named Terex Aerials, Inc.), a Wisconsin corporation and parent company of Terex-RO Corporation ("Terex RO"), (iii) Sim-Tech Management Limited, a private limited company incorporated under the laws of Hong Kong, (iv) Simon Cella, S.r.1., a company incorporated under the laws of Italy, and (v) Simon Aerials Limited (now named Terex Aerials Limited), a company incorporated under the laws of Ireland; and 60% of the outstanding common stock of Simon-Tomen Engineering Company Limited, a limited liability stock company organized under the laws of Japan. On April 14, 1997, the Company completed the acquisition of all of the capital stock of Baraga Products, Inc. and M&M Enterprises of Baraga, Inc. (together, the "Square Shooter Business"), which manufacture the Square Shooter, a rough terrain telescopic lift truck designed to lift materials to heights where they are used in construction.

     Terex Earthmoving (formerly known as Terex Trucks) manufactures and sells articulated and rigid off-highway trucks, high capacity surface mining trucks, large hydraulic mining shovels, and related components and replacement parts. These products are used primarily by construction, mining and government customers. On January 5, 1998, the Company also acquired Payhauler Corp. ("Payhauler"), which manufactures and markets 30 and 50 ton all wheel drive rigid frame trucks designed to move material in more severe operating conditions than a standard rear wheel drive rigid frame truck. On March 31, 1998, the Company purchased all of the outstanding shares of O&K Mining GmbH ("O&K Mining") from O&K Orenstein & Koppel AG for net aggregate consideration of approximately $168 million, subject to certain post-closing adjustments. O&K Mining is engaged in the manufacture, sale and worldwide distribution of large hydraulic mining shovels primarily used to load coal, copper ore, iron ore, other mineral-bearing materials or rocks into trucks. These products are used by mining equipment contractors, mining and quarrying companies and large construction companies involved in infrastructure projects worldwide. Terex Earthmoving is comprised of Terex Equipment Limited ("TEL"), located in Motherwell, Scotland, Unit Rig ("Unit Rig"), located in Tulsa, Oklahoma, Payhauler, located in Batavia, Illinois, and O&K Mining, located in Dortmund, Germany.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the unaudited historical ratios of earnings to fixed charges for the Company for the periods indicated below:

                                                     YEAR ENDED DECEMBER 31,         NINE MONTHS ENDED SEPTEMBER 30,
                                                 --------------------------------   ---------------------------------
                                                 1993   1994   1995   1996   1997      1997              1998
                                                 ----   ----   ----   ----   ----   ---------------   ---------------
Ratio of earnings to fixed charges.............    --   1.1x     --     --   1.6x         1.6x              2.5x

     In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest expense, preferred stock accretion, amortization of indebtedness issuance costs, and rental expense representative of the interest factor. Earnings were insufficient to cover fixed charges by $40 million, $32.1 million and $42.2 million during the years ended December 31, 1993, 1995, and 1996, respectively.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use any net proceeds received by it from the sale of the Offered Securities for general corporate purposes, which may include acquisitions and other business combinations as suitable opportunities arise, the repayment of indebtedness outstanding at such time, the satisfaction of the Company's obligations under its outstanding Stock Appreciation Rights and working capital.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be described in a Prospectus Supplement relating to such Debt Securities.

     The Senior Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Senior Securities Indenture"), between the Company and a trustee to be selected by the Company (the "Senior Securities Trustee") and the Subordinated Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Subordinated Securities Indenture"), between the Company and a trustee to be selected by the Company (the "Subordinated Securities Trustee"). The Senior Securities Indenture and the Subordinated Securities Indenture are referred to herein individually as the "Indenture" and collectively as the "Indentures," and the Senior Securities Trustee and the Subordinated Securities Trustee are referred to herein individually as the "Trustee" and collectively as the "Trustees." A form of the Senior Securities Indenture and a form of the Subordinated Securities Indenture will be filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust offices of the respective Trustees or as described above under "Available Information." The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The description of the Indentures set forth below assumes that the Company has entered into the Indentures. The Company will execute the applicable Indenture when and if the Company issues Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities.

     Unless otherwise specified, all capitalized terms used but not defined herein shall have the meanings set forth in the Indentures.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company. Senior Securities will rank pari passu with certain other senior debt of the Company that may be outstanding from time to time, and will rank senior to all Subordinated Securities that may be outstanding from time to time. Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company, as described under "Subordination."

     Each Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     Each Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under either Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee shall be appointed by the Company, by or pursuant to a resolution adopted by the Board of Directors of the Company, to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein or therein, any action described herein or therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

      (1) the title of such Debt Securities;

      (2) the classification of such Debt Securities as Senior Securities or Subordinated Securities;

      (3) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

      (4) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

      (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

      (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

      (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

      (8) the place or places where the principal of (and premium, if any) and interest and other amounts, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for conversion or registration of transfer or exchange and notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

      (9) the period or periods within which, the price or prices (including premium, if any) at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

     (10) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

     (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

     (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or other method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

     (13) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

     (14) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants set forth in the applicable Indenture;

     (15) whether the principal of (and premium, if any) or interest or other amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder, in one or more currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies in which such Debt Securities are to be so payable;

     (16) whether such Debt Securities will be issued in certificated or book-entry form;

     (17) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and the terms and conditions relating thereto;

     (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

     (19) if such Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

     (20) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

     (21) whether and under what circumstances the Company will pay any other amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment;

     (22) the name of the applicable Trustee and the address of its corporate trust office; and

     (23) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") or that the principal amount thereof payable at their stated maturity may be more or less than the principal face amount thereof at original issuance ("Indexed Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities and Index Securities will be described in the applicable Prospectus Supplement.

     Except as set forth below under "Certain Covenants--Senior Securities Indenture Limitations on Incurrence of Indebtedness," neither Indenture contains any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. See "Description of Preferred Stock" and "Description of Common Stock."

     Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series issued in bearer form will be issuable in denominations of $5,000.

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at an office or agency established by the Company in accordance with the Indenture, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register or by wire transfer of funds to such person at an account maintained within the United States.

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for exchange or registration of transfer thereof at the corporate trust office of the applicable Trustee or at an office or agency established by the Company in accordance with the Indenture. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither the Company nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid.

CERTAIN COVENANTS

  Certain Definitions

     As used herein,

     "Acquired Indebtedness" means Indebtedness of a person or any of its Subsidiaries (the "Acquired person") (i) existing at the time such person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Restricted Subsidiaries or
(ii) assumed in connection with the acquisition of assets from such person.

     "Asset Disposition" means any sale, lease, transfer, conveyance or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger or consolidation (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of capital stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a person other than the Company or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary or (iii) any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary; provided, however, that each of (a) the consummation of any sale or series of related sales of assets or properties of the Company and the Restricted Subsidiaries by the Company and any Restricted Subsidiaries having an aggregate fair market value of less than $1 million in any fiscal year and
(b) the discounting of accounts receivable or the sale of inventory, in each case in the ordinary course of business, shall not be deemed an Asset Disposition.

     "Bank Indebtedness" means (i) the Indebtedness outstanding or arising under any credit facility, (ii) all obligations and other amounts owing to the holders of such Indebtedness or any agent or representative thereof outstanding or arising under any credit facility (including, but not limited to, interest (including interest accruing on or after the filing of any petition in bankruptcy, reorganization or similar proceeding relating to the Company or any Restricted Subsidiary, whether or not a claim for such interest is allowed in such proceeding), fees, charges, indemnities, expense reimbursement obligations and other claims under any credit facility), and (iii) all Hedging Obligations arising in connection therewith with any party to any credit facility.

     "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such capital lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

     "Cash Flow" for any period means the Consolidated Net Income for such period, plus the following (but without duplication) to the extent deducted in calculating such Consolidated Net Income for such period: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense and amortization expense, provided that consolidated depreciation and amortization expense of a Subsidiary that is not a Wholly Owned Subsidiary shall only be added to the extent of the equity interest of the Company in such Subsidiary and
(iv) all other non-cash charges (other than any recurring non-cash charges to the extent such charges represent an accrual of or reserve for cash expenditures in any future period). Notwithstanding clause (iv) above, there shall be deducted from Cash Flow in any period any cash expended in such period that funds a non-recurring, non-cash charge accrued or reserved in a prior period which was added back to Cash Flow pursuant to clause (iv) in such prior period.

     "Consolidated Cash Flow Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of Cash Flow for the period of the most recent four consecutive fiscal quarters for which financial statements are available to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary has issued any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated

Cash Flow Coverage Ratio is an issuance of Indebtedness, or both, Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been issued on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the Cash Flow for such period shall be reduced by an amount equal to the Cash Flow (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the Cash Flow (if negative), directly attributable thereto for such period, and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Dispositions for such period (or, if the capital stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets (including capital stock of a Subsidiary), including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the issuance of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and (4) if since the beginning of such period any person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or
(3) above if made by the Company or a Restricted Subsidiary during such period, Cash Flow and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto, and the amount of Consolidated Interest Expense associated with any Indebtedness issued in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the average interest rate for the period up to the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Protection Agreement applicable to such Indebtedness if such Interest Rate Protection Agreement has a remaining term in excess of 12 months). For purposes of this definition, whenever pro forma effect is to be given to any Indebtedness Incurred pursuant to a revolving credit facility the amount outstanding under such Indebtedness shall be equal to the average of the amount outstanding during the period commencing on the first day of the first of the four most recent fiscal quarters for which financial statements are available and ending on the date of determination.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, plus, to the extent not included in such interest expense but Incurred by the Company or its Restricted Subsidiaries, (i) interest expense attributable to capital leases, (ii) amortization of debt discount, (iii) capitalized interest,
(iv) original issue discount and non-cash interest payments or accruals,
(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs under Hedging Obligations (including amortization of fees), (vii) dividends in respect of all Disqualified Stock held by persons other than the Company, a Subsidiary Guarantor or a Wholly Owned Subsidiary, (viii) interest Incurred in connection with investments in discontinued operations, (ix) the interest portion of any deferred payment obligations constituting Indebtedness, and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any person (other than the Company) in connection with Indebtedness Incurred by such plan or trust. For purposes of this definition, interest expense attributable to any Indebtedness represented by the guarantee (other than (a) Guarantees permitted by the terms of clauses (b)(x) and (xi), respectively, of the covenants described under "--Certain Covenants--Limitation on Indebtedness" and "--Limitation on Indebtedness and Preferred Stock of Restricted Subsidiaries" and (b) Guarantees by the Company of

Indebtedness of a consolidated Restricted Subsidiary or by a consolidated Restricted Subsidiary of the Company or another consolidated Restricted Subsidiary) by such person or a Subsidiary of such person of an obligation of another person shall be deemed to be the interest expense attributable to the Indebtedness guaranteed.

     "Currency Agreement Obligations" means the obligations of any person under a foreign exchange contract, currency swap agreement or other similar agreement or arrangement to protect such person against fluctuations in currency values.

     "Disqualified Stock" means, with respect to any person, any capital stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise prior to the 91st day after the stated maturity of the Debt Securities, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock prior to the 91st day after the stated maturity of the Debt Securities or (iii) is redeemable at the option of the holder thereof, in whole or in part on or prior to the 91st day after the stated maturity of the Debt Securities.

     "Floor Plan Guarantees" means guarantees (including but not limited to repurchase or remarketing obligations) by the Company or a Restricted Subsidiary Incurred in the ordinary course of business consistent with past practice of Indebtedness Incurred by a franchise dealer, or other purchaser or lessor, for the purchase of inventory manufactured or sold by the Company or a Restricted Subsidiary, the proceeds of which Indebtedness is used solely to pay the purchase price of such inventory to such franchise dealer and any related reasonable fees and expenses (including financing fees), provided, however, that
(1) to the extent commercially practicable, the Indebtedness so guaranteed is secured by a perfected first priority lien on such inventory in favor of the holder of such Indebtedness and (2) if the Company or such Restricted Subsidiary is required to make payment with respect to such guarantee, the Company or such Restricted Subsidiary will have the right to receive either (q) title to such inventory, (r) a valid assignment of a perfected first priority lien in such inventory or (s) the net proceeds of any resale of such inventory.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession.

     "Guarantee" means any obligation, contingent or otherwise, of any person directly or indirectly guaranteeing in any manner any Indebtedness or other obligation of any person and any obligation, direct or indirect, contingent or otherwise, of such person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements of negotiable instruments for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any person means the obligations of such person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement designed to protect such person against changes in interest rates or foreign exchange rates.

     "Indebtedness" of any person means, without duplication, and whether or not contingent,

     (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

     (ii) all Capital Lease Obligations of such person;

     (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

     (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (measured at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends);

     (vi) to the extent not otherwise included in this definition, all Hedging Obligations;

     (vii) all obligations of the type referred to in clauses (i) through
(vi) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee (other than in each case by reason of activities described in the proviso to the definition of "Guarantee"); and

     (viii) all obligations of the type referred to in clauses (i) through
(vii) of other persons secured by any lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value to be determined in good faith by the Board of Directors. For purposes hereof, the amount of any Indebtedness issued with original issue discount shall be the original purchase price plus accrued interest, provided, however, that such accretion shall not be deemed an incurrence of Indebtedness.

     "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates.

     "Investment" in any person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable or deposits on the balance sheet of the person making the advance or loan, in each case in accordance with GAAP) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of capital stock , Indebtedness or other similar instruments issued by such person and shall include the designation of a Restricted Subsidiary as an Unrestricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "-- Certain Covenants--Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent investment in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors. Notwithstanding the foregoing, in no event shall any issuance of capital stock (other than Preferred Stock or Disqualified Stock, or capital stock exchangeable, exercisable or convertible for any of the foregoing) of the Company in exchange for capital stock , property or assets of another person constitute an Investment by the Company in such person.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

     "Senior Debt" means with respect to the Company or any Subsidiary Guarantor
(x) Bank Indebtedness and (y) any other Indebtedness that, by the terms of the instrument creating or evidencing such Indebtedness, is expressly made senior in right of payment to the Notes or the applicable Guarantee, other than (1) any obligation of such person to any subsidiary of such person or to any officer, director or employee of such person or any such subsidiary, (2) any liability of such person for federal, state, local or other taxes owed or owing by such person, (3) any accounts payable or other liability of such person to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness, Guarantee or obligation of such person which is, expressly by its terms, subordinate or junior in any respect to any other Indebtedness, Guarantee or obligation of such person, (5) that portion of any Indebtedness of such person which at the time of issuance is issued in violation of the Indenture, (6) Indebtedness of such person represented by Disqualified Stock or (7) Capital Lease Obligations.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meanings of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Subsidiary" means (a) any corporation, association, partnership, limited liability company or other business entity of which more than 50% of the total voting power of shares of capital stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company,
(ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries or (b) any limited partnership of which the Company or any Subsidiary is a general partner, or (c) any other person (other than a corporation or limited partnership) in which the Company, or one or more other Subsidiaries or the Company and one or more other Subsidiaries, directly or indirectly, has more than 50% of the outstanding partnership or similar interests or has the power, by contract or otherwise, to direct or cause the direction of the policies, management and affairs thereof. Unless the context other wise requires, Subsidiary means each direct and indirect Subsidiary of the Company.

     "Subsidiary Guarantor" means any Subsidiary of the Company that Guarantees the Company's obligations with respect to the Debt Securities.

     "Unrestricted Subsidiary" means any Subsidiary of the Company (other than a Subsidiary Guarantor) designated as such pursuant to and in compliance with the covenant described under "Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a resolution of the Board of Directors of the Company delivered to the Trustee, subject to the provisions of such covenant.

     "Voting Stock" of a person means capital stock of such person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such person (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" means (i) a Restricted Subsidiary all the capital stock of which (other than directors' qualifying shares and shares held by other persons to the extent such Shares are required by applicable law to be held by a person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Wholly Owned Subsidiaries and (ii) each of Terex Cranes, Inc., P.P.M. Cranes, Inc., P.P.M. S.A., and any future wholly owned subsidiaries of any of the foregoing, in each case so long as the Company or one or more Wholly Owned Subsidiaries maintains a percentage ownership interest in such entity equal to or greater than such ownership interest (on a fully diluted basis) on the later of (a) the applicable Indenture or (b) the date such entity is incorporated or acquired by the Company or one or more Wholly Owned Subsidiaries.

     Senior Securities Indenture Limitations on Incurrence of Indebtedness. The Company will not, and will not permit any Subsidiary to, incur any Indebtedness if the Consolidated Cash Flow Coverage Ratio at the date on which such additional Indebtedness is to be incurred shall have been less than 2.0 to 1.0.

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

     Maintenance of Properties. The Company will cause all of its properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its Subsidiaries shall not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business.

     Insurance. The Company will, and will cause each of its Subsidiaries to, keep all of its insurable properties adequately insured against loss or damage with financially sound and reputable insurance companies.

     Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent,
(i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary, unless such lien would not have a material adverse effect upon such property; provided, however, that the Company will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which the Company has set apart and maintains an adequate reserve.

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements"), or which the Company would have been so required if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company is or would have been so required to file such documents if the Company is or were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such holders, copies of the annual reports and quarterly reports which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, or which the Company would have been so required if the Company were subject to such Sections and (ii) file with the Trustees copies of annual reports, quarterly reports and other documents which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act, or which the Company would have been so required if the Company were subject to such Sections, and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder.

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest (and any other amounts) on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indentures; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustees.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder:
(a) default for 30 days in the payment of any installment of interest or other amounts on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due;
(c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series) continued for 60 days after written notice as provided in such Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness for borrowed money of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company, any Significant Subsidiary or the property of the Company or any Significant Subsidiary or all or substantially all of either of its property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

     If an Event of Default under either Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of the outstanding Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of Debt Securities then outstanding of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest, and any other amounts, on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium, if any, or interest), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default
(x) in
the payment of the principal of (premium, if any) or interest or other amounts on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each outstanding Debt Security affected thereby.

     Each Trustee is required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that the Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest payable on or any other amounts with respect to any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such holders.

     Each Indenture provides that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the applicable Indenture or for any remedy thereunder, except in the case of failure of the Trustee thereunder for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on, and other amounts payable with respect to, such Debt Securities at the respective due dates thereof.

     Subject to provisions in each Indenture relating to its duties in case of default, each Trustee is under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the applicable outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, the Company must deliver to each Trustee a certificate, signed by two officers, one of whom must be the principal financial officer or principal accounting officer, stating whether or not such officers have knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

     Except as described below, modifications and amendments of each Indenture may be made with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest or other amounts payable on (or premium, if any) any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, or change any obligation of the Company to pay any other amounts set forth in the Indenture relating to, or reduce any other amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or premium, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be payable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of (and premium, if any), or interest on, or any other amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in such Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security.

     The holders of not less than a majority in principal amount of outstanding Debt Securities issued under either Indenture have the right to waive compliance by the Company with certain covenants in the applicable Indenture.

     Modifications and amendments of each Indenture may be made by the Company and the applicable Trustee without the consent of any Holder of Debt Securities issued thereunder for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under the applicable Indenture; (ii) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the applicable Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the applicable Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provision of the applicable Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series issued thereunder created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Preferred Stock or Common Stock; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the applicable Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the applicable Indenture, provided that such action will not adversely affect the interests of holders of Debt Securities of any series in any material respect; (x) to close the applicable Indenture with respect to the authentication and delivery of additional series of Debt Securities or to qualify or maintain qualification of, the applicable Indenture under the TIA; or
(xi) to supplement any of the provisions of the applicable Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action will not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

     Each Indenture provides that, in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a currency other than U.S. dollars that shall be deemed outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that will be deemed outstanding will be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor will be disregarded.

     Each Indenture contains provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Company, pursuant to a resolution adopted by the Board of Directors of the Company, or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the applicable Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that, if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the applicable Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     The Company may discharge certain obligations to holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and other amounts payable to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be.

     Each Indenture provides that, under certain circumstances, the Company may elect to (a) defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay other amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") and/or (b) be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under "Certain Covenants") or, under certain circumstances, its obligations with respect to any other covenant, and any omission to comply with such obligations will not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an Opinion of Counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service (the "IRS") or a change in applicable United States federal income tax law occurring after the date of the Indenture.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the currency (if other than U.S. dollars) in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or
(ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the currency (if other than U.S. dollars) in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if, after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency (other than U.S. dollars, the ECU or other currency unit), both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community,
(ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a currency other than U.S. dollars that ceases to be used by its government of issuance will be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" under certain circumstances or described in clause (g) under "Events of Default, Notice and Waiver" under certain circumstances, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Preferred Stock or Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Preferred Stock or Common Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities are expected to be deposited with The Depository Trust Company, as Depositary. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form.

     Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series. Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that the following provisions will apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to beneficial interests of participants) and records of participants (with respect to beneficial interests of persons who hold through participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depositary for a Global Security or its nominee is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below or in the applicable Prospectus Supplement, owners of a beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium on, and any interest on, or any other amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. None of the Company, the Trustees, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." Such payments will be the responsibility of such participants.

     If a Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may, at any time and in its sole discretion, subject to any limitations described in the applicable Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of such series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

SUBORDINATION

     Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the Subordinated Securities will be subordinated to the extent provided in the Subordinated Securities Indenture in right of payment to the prior payment in full of all Senior Debt, but the obligation of the Company to make payment of the principal and interest on the Subordinated Securities will not otherwise be affected. No payment of principal or interest may be made on the Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of the Subordinated Securities.

     There will be no restrictions in the Subordinated Securities Indenture upon the creation of additional Senior Debt. However, the Senior Securities Indenture will contain limitations on incurrence of indebtedness by the Company.

     If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

                         DESCRIPTION OF PREFERRED STOCK

     The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), authorizes the Company to issue up to 50,000,000 shares of preferred stock of the Company. The Board of Directors of the Company is granted the power to authorize the issuance of one or more series of preferred stock. As of the date hereof, there are not shares of preferred stock of the Company issued and outstanding.

     The following description of the Preferred Stock which may be offered pursuant to a Prospectus Supplement sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The particular terms of the Preferred Stock being offered and the extent to which such general provisions may or may not apply will be described in a Prospectus Supplement relating to such Preferred Stock. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation and the Company's Bylaws, as in effect.

GENERAL

     Subject to limitations prescribed by Delaware law and the Certificate of Incorporation, the Board of Directors of the Company is authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and the relative participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, distributions, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors of the Company or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The Register and Transfer Agent for any Preferred Stock will be set forth in the applicable Prospectus Supplement.

     Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (1)  the title and stated value of such Preferred Stock;

          (2) the number of shares of such Preferred Stock being offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) the distribution rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) the date from which distributions on such Preferred Stock shall accumulate, if applicable;

          (5) the procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6)  the provision for a sinking fund, if any, for such Preferred
               Stock;

          (7) the provisions for redemption, if applicable, of such Preferred Stock;

          (8)  any listing of such Preferred Stock on any securities exchange;

          (9) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (10) a discussion of federal income tax considerations applicable to such Preferred Stock;

          (11) the relative ranking and preferences of such Preferred Stock as to distribution rights (including whether any liquidation preference as to the Preferred Stock will be treated as a liability for purposes of determining the availability of assets of the Company for distributions to holders of Stock remaining junior to the Preferred Stock as to distribution rights) and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (12) any limitations on issuance of any series of preferred stock ranking senior to or on a parity with such series of Preferred Stock as to distribution rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (13) any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be;
(ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be; and
(iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to distribution rights and/or rights upon liquidation, dissolution or winding up of the Company, as the case may be. As used in the Certificate of Incorporation, for these purposes, the term "equity securities" does not include convertible debt securities.

DISTRIBUTIONS

     Holders of Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash distributions at such rates (or method of calculation thereof) and on such dates as will be set forth in the applicable Prospectus Supplement. Each such distribution shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

     Distributions on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Distributions, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to authorize a distribution payable on a distribution payment date on any series of the Preferred Stock for which distributions are noncumulative, then the holders of such series of the Preferred Stock will have no right to receive a distribution in respect of the distribution period ending on such distribution payment date, and the Company will have no obligation to pay the distribution accrued for such period, whether or not distributions on such series are authorized for payment on any future distribution payment date.

     If any shares of Preferred Stock of any series are outstanding, no full distributions shall be authorized or paid or set apart for payment on the preferred stock of the Company of any other series ranking, as to distributions, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past distribution periods and the then current distribution period or (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions for the then current distribution period have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Stock of any series and the shares of any other series of preferred stock ranking on a parity as to distributions with the Preferred Stock of such series, all distributions authorized upon the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to distributions with such Preferred Stock shall be authorized pro rata so that the amount of distributions authorized per share on the Preferred Stock of such series and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued and unpaid distributions per share on the Preferred Stock of such series (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such shares of Preferred Stock do not have a cumulative distribution) and such other series of preferred shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on the Preferred Stock of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on the Preferred Stock of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no distributions (other than in Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to distributions and upon liquidation, dissolution or winding up of the affairs of the Company) shall be authorized or paid or set aside for payment or other distribution upon the Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, dissolution or winding up of the affairs of the Company, nor shall any Common Stock or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to distributions or upon liquidation, dissolution or winding up of the affairs of the Company be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any shares of capital stock ) by the Company (except by conversion into or exchange for other shares of capital stock of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation, dissolution or winding up of the affairs of the Company).

     Any distribution payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid distribution due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Stock of any series will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid distributions thereon (which shall not, if such Preferred Stock does not have a cumulative distribution, include any accumulation in respect of unpaid distributions for prior distribution periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series, and, unless
(i) if such series of Preferred Stock has a cumulative distribution, full cumulative distributions on all outstanding shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period and (ii) if such series of Preferred Stock does not have a cumulative distribution, full distributions on all shares of such series have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for payment for the then current distribution period, the Company shall not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for shares of capital stock of the Company ranking junior to the Preferred Stock of such series as to distributions and upon liquidation).

     If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (v) that distributions on the shares to be redeemed will cease to accrue on such redemption date; and
(vi) the date upon which the holder's
conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been properly given and if the funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date distributions will cease to accrue on such Preferred Stock, such Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of such Preferred Stock at the end of two years after the redemption date will be returned by the applicable bank or trust company to the Company.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of shares of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive, after payment or provision for payment of the Company's indebtedness and other liabilities, out of assets of the Company legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all distributions accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Preferred Stock do not have a cumulative distribution). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all such outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of shares of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of shares of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If the liquidating distributions shall have been made in full to all holders of a series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of shares of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For purposes of this section, a distribution of assets in any dissolution, winding up or liquidation will not include (i) any consolidation or merger of the Company with or into any other corporation, (ii) any dissolution, liquidation, winding up, or reorganization of the Company immediately followed by organization of another entity to which such assets are distributed or (iii) a sale or other disposition of all or substantially all of the Company's assets to another entity; provided that, in each case, effective provision is made in the charter of the resulting and surviving entity or otherwise for the recognition, preservation and protection of the rights of the holders of Preferred Stock.

VOTING RIGHTS

     Holders of any series of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Unless provided otherwise for any series of Preferred Stock, so long as any Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of a majority of the shares of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),
(i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking prior to such series of Preferred Stock with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized shares of capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or

(ii) amend, alter or repeal the provisions of the Certificate of Incorporation, including the applicable Certificate of Designation for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of distributions or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be affected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been irrevocably deposited in trust to effect such redemption.

     Whenever distributions on any Preferred Stock shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Stock (voting together as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company until, (i) if such series of Preferred Stock has a cumulative distribution, all distributions accumulated on such Preferred Stock for the past distribution periods and the then current distribution period shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Stock does not have a cumulative distribution, four consecutive quarterly distributions shall have been fully paid or authorized and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of the Company will be increased by two directors.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Company's Certificate of Incorporation authorizes the Company to issue up to 150,000,000 shares of Common Stock of the Company. As of June 30, 1998, the Company had outstanding 20,768,208 shares of Common Stock. The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock or upon the exercise of Warrants or Rights. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation and the Company's Bylaws.

     Holders of Common Stock will be entitled to receive distributions when, as and if authorized and declared by the Board of Directors of the Company, out of funds legally available therefor. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the indebtedness and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the outstanding shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Approval of the following matters requires the affirmative vote of the holders of a majority of all outstanding shares of Common Stock: certain amendments to the Certificate of Incorporation, termination of the Company, removal of a director, certain mergers, reorganizations or consolidations of the Company or the sale, conveyance, exchange or other disposition of all or substantially all of the Company's property. Holders of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. The Common Stock will, when issued, be fully paid and nonassessable.

     The Restated Certificate of Incorporation provides that directors of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director except to the extent otherwise required by Delaware Law. The Restated By-Laws of the Company provide for indemnification of the officers and directors of the Company to the fullest extent permitted by Delaware Law.

     The Registrar and Transfer Agent for the Company's Common Stock is American Stock Transfer Company.

DELAWARE ANTI-TAKEOVER STATUTE

     The Company is a Delaware corporation and is subject to Section 203 of the General Corporation Law of Delaware ("Delaware Law"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owing 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless
(a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the Company's voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding Company voting stock not owned by the interested stockholder.

     Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

                            DESCRIPTION OF WARRANTS

     The Company may issue Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued;
(4) the currencies in which the price of such Warrants may be payable; (5) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (6) the designation and terms of the Offered Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (7) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the securities purchasable upon exercise of such Warrants will be payable;
(8) if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (9) the price at which and currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such Warrants may be purchased; (10) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (11) the minimum or maximum amount of such Warrants which may be exercised at any one time; (12) information with respect to book-entry procedures, if any; (13) a discussion of certain Federal income tax considerations; and (14) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                             DESCRIPTION OF RIGHTS

     The Company may issue Rights to its stockholders for the purchase of shares of Preferred Stock or Common Stock. Each series of Rights will be issued under a separate rights agreement (a "Rights Agreement") to be entered into between the Company and a bank or trust company, as Rights agent, all as set forth in the Prospectus Supplement relating to the particular issue of Rights. The Rights agent will act solely as an agent of the Company in connection with the certificates relating to the Rights and will not assume any obligation or relationship of agency or trust for or with any holders of Rights certificates or beneficial owners of Rights. The Rights Agreement and the Rights certificates relating to each series of Rights will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Rights.

     The applicable Prospectus Supplement will describe the terms of the Rights to be issued, including the following where applicable: (i) the date for determining the stockholders entitled to the Rights distribution; (ii) the aggregate number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Rights and the exercise price; (iii) the aggregate number of Rights being issued; (iv) the date, if any, on and after which such Rights may be transferable separately; (v) the date on which the right to exercise such Rights shall commence and the date on which such right shall expire; (vi) any special Federal income tax consequences; and

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(vii) any other terms of such Rights, including terms, procedures and limitations relating to the distribution, exchange and exercise of such Rights.

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, or may issue Offered Securities to satisfy obligations of the Company, or upon the exchange, conversion or exercise of other securities of the Company, or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Offered Securities in exchange for one or more of its then outstanding issues of indebtedness or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. In the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     Unless otherwise specified in the applicable Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock Exchange. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list the Offered Securities on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in the Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Offered Securities.

     If so indicated in a Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase Offered Securities of the series to which such Prospectus Supplement relates providing for payment and delivery on a future date specified in such Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the particular Offered Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by the Company. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except that (i) the purchase by an institution of the particular Offered Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the particular Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of such Offered Securities or number of

                                       29
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Warrants less the principal amount or number thereof, as the case may be, covered by such arrangements. Underwriters will not have any responsibility in respect of the validity of such arrangements or the performance of the Company or such institutional investors thereunder.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

     In order to comply with the securities laws of certain states, if applicable, the Offered Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Offered Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                                 ERISA MATTERS

     The Company may be considered a "party in interest" within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and a "disqualified person" under corresponding provisions of the Code with respect to certain employee benefit plans. Certain transactions between an employee benefit plan and a party in interest or disqualified person may result in "prohibited transactions" within the meaning of ERISA and the Code, unless such transactions are effected pursuant to an applicable exemption. Any employee benefit plan or other entity subject to such provisions of ERISA or the Code proposing to invest in the Offered Securities should consult with its legal counsel.

                                 LEGAL OPINIONS

     Certain legal matters will be passed upon for the Company by Robinson Silverman Pearce Aronsohn & Berman LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of Terex Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statement of O&K Mining GmbH as of December 31, 1997 and 1996 and for the years then ended, incorporated in this Prospectus by reference to the Company's Amendment No. 2 to Current Report on Form 8-K/A dated March 31, 1998 have been so incorporated in reliance on the report of C&L Treuhand-Vereinigung Deutsche Revision, Aktiengesellschaft Wirtschaftsprufungsgesellschaft, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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[TEREX LOGO]

[PICTURES OF TEREX LIFTING EQUIPMENT:
   SCISSOR LIFT
   SQUARE SHOOTER ROUGH TERRAIN TELESCOPIC [ILLEGIBLE] BARLIFT
   LUFFING LIFT TOWER CRANE
   TERREX TRUCK CRANE
   HI-RANDER ARTICULATED AERIAL DEVICE
   PPM ALL TERRAIN MOBILE CRANE
   TELELECT DIGGER DERRICK
   TEREX STINGER BOOM TRUCK]

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[TEREX LOGO]